ECOPETROL S. A.

Interim Unconsolidated Financial Statements

For the three-month periods ended March 31, 2013 and 2012

(unaudited) and the year ended December 31, 2012

ECOPETROL S. A.

Unconsolidated Balance Sheets

As at March 31, 2013 (unaudited) and December 31, 2012

(Expressed in millions of Colombian pesos)

	March 31,	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents (notes 2 and 3)	3.977.392	5.260.111
Investments (notes 2 and 4)	809.095	1.367.014
Accounts and notes receivable, net (notes 2 and 5)	5.275.217	4.512.756
Inventories, net (note 6)	2.678.178	2.393.400
Down payments, advances and deposits (notes 2 and 7)	4.683.542	4.306.331
Prepaid expenses (note 8)	56.339	70.490
Total current assets	17.479.763	17.910.102
Non-current assets:
Investments (notes 2 and 4)	19.175.950	18.651.177
Accounts and notes receivable, net (note 5)	1.556.069	1.562.097
Down payments, advances and deposits (notes 2 and 7)	173.655	163.532
Deposits held in trust (note 9)	331.109	323.665
Property, plant and equipment, net (note 10)	23.313.035	22.935.477
Natural and environmental resources, net (note 11)	15.384.605	15.694.807
Deferred charges (note 12)	2.877.247	3.327.021
Other assets (notes 2 and 13)	3.352.300	3.402.438
Valuations (note 20)	16.723.304	16.677.664
Total assets	100.367.037	100.647.980
Liabilities and Shareholders’ Equity
Current liabilities:
Financial obligations (note 14)	452.261	454.363
Accounts payable and associates (notes 2 and 15)	17.977.188	10.522.981
Taxes, contributions and duties payable (note 16)	7.440.910	7.177.441
Labour and pension obligations (note 17)	181.183	207.037
Estimated liabilities and allowances (notes 2 and 18)	1.124.508	1.134.859
Total current liabilities	27.176.050	19.496.681
Non-current liabilities:
Financial obligations (notes 2 and 14)	5.059.176	5.021.256
Labour and pension obligations (note 17)	4.160.086	4.063.881
Taxes, contributions and duties payable (note 16)	476.494	476.494
Estimated liabilities and allowances (notes 2 and 18)	4.240.108	4.227.341
Other long-term liabilities (note 19)	2.110.970	2.103.815
Total liabilities	43.222.884	35.389.468
Shareholders’ equity:
(Note 20 and see attached unconsolidated statement)	57.144.153	65.258.512
Total liabilities and shareholder equity	100.367.037	100.647.980
Memorandum accounts (note 21)
Debtor	133.287.165	131.388.436
Creditor	(110.850.887)	(109.085.671)

The accompanying notes are an integral part of the unconsolidated financial statements.

ECOPETROL S. A.

Unconsolidated Statements of Financial,

Economic, Social and Environmental Activity (unaudited)

For the three-month periods ended March 31, 2013 and 2012

(Expressed in millions of Colombian pesos, except for net earnings per share,

which are expressed in Colombian pesos)

	March 31,	March, 31
	2013	2012
Sales (note 22):
National sales	5.114.099	4.965.503
Foreign sales	9.657.714	10.479.800
Total revenue	14.771.813	15.445.303
Cost of sales (note 23)	8.512.198	7.966.779
Gross income	6.259.615	7.478.524
Operating expenses (note 24):
Administration	(155.319)	151.092
Operations and projects	(436.341)	508.753
Operating income	5.667.955	6.818.679
Non-operating income (expenses):
Financial income (expenses), net (note 25)	142.396	(230.745)
Pension expenses (notes 17 and 26)	(163.843)	(155.653)
Inflation gain (note 27)	-	5.367
Other (expenses) income, net (note 28)	(503.699)	(467.419)
Results from companies, net (note 29)	153,678	443.964
Income before taxes	5.296.487	6.414.194
Income tax (note 16)
Income tax allowance	1.800.806	2.071.143
Net income for the year	3.495.681	4.343.051
Net earnings per share	85.02	105.63

The accompanying notes are an integral part of the unconsolidated financial statements.

ECOPETROL S. A.

Unconsolidated Statements of Changes in Shareholders’ Equity (unaudited)

For the three-month periods ended March 31, 2013 and 2012

(Expressed in millions of Colombian pesos, except for dividends per share, which are expressed in Colombian pesos)

	Subscribed	Additional		Incorporated	Equity		Public accounting	Accumulated
	and paid	paid-in	Legal and other	institutional	method	Valuation	regime	retained	Total
	capital	capital	reserves	equity	surplus	surplus	effect	earnings	equity
Balance as at December 31, 2011	10.279.175	6.788.144	9.179.411	174.080	4.358.295	9.479.961	(696.361)	15.448.333	55.011.038
Distribution of dividends ($300 per share)	-	-	-	-	-	-	-	(12.335.009)	(12.335.009)
Additional paid-in capital	-	4.056	-	-	-	-	-	-	4.056
Additional paid-in capital receivable	-	114.603	-	-	-	-	-	-	114.603
Valuation surplus	-	-	-	-	-	(110.704)	-	-	(110.704)
Appreciation of property, plant and equipment	-	-	-	-	-	-	211	-	211
Legal reserve appropriation	-	-	187.958	-	-	-	-	(187.958)	-
Regulatory Decree 2336/95 reserve appropriation	-	-	1.829.362	-	-	-	-	(1.829.362)	-
Corporate Group unrealized gain reserve appropriation	-	-	2.123.538	-	-	-	-	(2.123.538)	-
Transportation infrastructure integrity strengthening reserve appropriation	-	-	605.135	-	-	-	-	(605.135)	-
Release of the Corporate Group's reserves for unrealized gains from previous years	-	-	(1.086.070)	-	-	-	-	1.086.070	-
Release of the dividend payment (shares issued in 2011) reserves	-	-	(449.904)	-	-	-	-	449.904	-
Release of the Regulatory Decree 2336/95 reserve for the previous year	-	-	(96.695)	-	-	-	-	96.695	-
Equity method surplus exchange rate adjustment	-	-	-	-	(463.825)	-	-	-	(463.825)
Foreign subsidiary conversion adjustment	-	-	-	-	502.870	-	-	-	502.870
Net income for the period	-	-	-	-	-	-	-	4.343.051	4.343.051
Balance as at March 31, 2012	10.279.175	6.906.803	12.292.735	174.080	4.397.340	9.369.257	(696.150)	4.343.051	47.066.291
Balance as at December 31, 2012	$10.279.175	6.954.247	12.292.735	174.080	3.923.893	16.677.664	(16.232)	14.972.950	65.258.512
Distribution of dividends ($291 per share)	-	-	-	-	-	-	-	(11.964.959)	(11.964.959)
Additional paid-in capital	-	28	-	-	-	-	-	-	28
Additional paid-in capital receivable	-	-	-	-	-	45.642	-	-	45.642
Appreciation of property, plant and equipment	-	-	-	-	-	-	9	-	9
Regulatory Decree 2336/95 reserve appropriation	-	-	215.407	-	-	-	-	(215.407)	-
Corporate Group unrealized gain reserve appropriation	-	-	3.461.741	-	-	-	-	(3.461.741)	-
New explorations reserve appropriation	-	-	2.595.113	-	-	-	-	(2.595.113)	-
investment projects implementation reserve appropriation	-	-	2.628.878	-	-	-	-	(2.628.878)	-
Infill drilling campaign reserve appropriation	-	-	1.260.000	-	-	-	-	(1.260.000)	-
Release of the Corporate Group's reserves for unrealized gains from previous years	-	-	(2.595.113)	-	-	-	-	2.595.113	-
Release of the transportation infrastructure integrity strengthening reserve	-	-	(605.135)	-	-	-	-	605.135	-
Release of the Regulatory Decree 2336/95 reserve for the previous year	-	-	(1.829.362)	-	-	-	-	1.829.362	-
Release of the corporate Group's reserves for unrealized gains	-	-	(2.123.538)	-	-	-	-	2.123.538	-
Equity method surplus exchange rate adjustment	-	-	-	-	356.348	-	-	-	356.348
Foreign subsidiary conversion adjustment	-	-	-	-	(47.108)	-	-	-	(47.108)
Net income for the period	-	-	-	-	-	-	-	3.495.681	3.495.681
Balance as at March 31, 2013	10.279.175	6.954.275	15.300.726	174.080	4.233.133	16.723.306	(16.223)	3.495.681	57.144.153

The accompanying notes are an integral part of the unconsolidated financial statements.

ECOPETROL S. A.

Unconsolidated Statements of Cash Flows (unaudited).

For the three-month periods ended March 31, 2013 and 2012

(Expressed in millions of Colombian pesos)

	March 31,	March 31,
	2013	2012
Cash flow from operating activities:
Net income for the period	3.495.681	4.343.051
Movement of non-cash items:	-	-
Property, plant and equipment depreciation	361.080	306.752
Amortizations:
Natural resources	694.734	611.041
Facility abandonment	88.961	98,460
Pension liabilities for health and education	97.414	95.839
Intangibles	73.385	72.518
Deferred charges	42.115	36.915
Deferred monetary correction, net	-	(5.367)
Allowances:	-	-
Accounts receivable	26.583	11.288
Inventories	4.253	-
Property, plant and equipment	-	17.255
Legal disputes and proceedings	2.832	33.921
Pension transfer	-	106.451
Other	20	13.125
Recovery of allowances:
Accounts receivable	(1.518)	-
Inventories	-	(5.629)
Property, plant and equipment	-	(1)
Pension liabilities	(20.829)	-
Legal disputes and proceedings	(105)	(88.527)
Other	(167)	(3.443)
Properties, plant and equipment write-off	10.748	150
Natural and environmental resource write-off loss	-	3.490
Equity method (income) loss	(153.678)	(443.964)
Net changes in asset and liability transactions:
Account receivables	(1.251.110)	1.179.757
Inventories	(370.694)	(232.729)
Deferred and other assets	490.078	484.146
Accounts payable	(502.656)	2.193.884
Tax payable	263.469	1,384,168
Labour and pension obligations	(27.062)	(42.360)
Estimated liabilities and allowances	20.685	16.390
Other long-term liabilities	7.155	(91.688)
Net cash generated by operation activities	3.351.374	10.094.893
Cash flow from investing activities:
Increase in investments	(3.451.649)	(6.871.316)
Redemption and sale of investments	3.947.693	2.442.948
Investment in natural and environmental resources	(468.115)	(542.001)
Additions to property, plant and equipment	(750.147)	(1.191.579)
Net cash used in investing activities	(722,217)	(6.161.948)
Cash flow from financing activities:
Financial obligations	(63.016)	(71.316)
Dividends, net	(3.848.860)	32.542
Net cash used in financing activities	(3.911.876)	(38.774)
Net increase (decrease) in cash and cash equivalents	(1.282.719)	3.894.171
Cash and cash equivalents at the beginning of the period	5.260.111	4.497.352
Cash and cash equivalents at the end of the period	3.977.392	8.391.523

The accompanying notes are an integral part of the unconsolidated financial statements

ECOPETROL S.A.

Notes to the Interim Unconsolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2013 and 2012

and for the year ended December 31, 2012

(Figures expressed in millions of Colombian pesos, except for values stated in other currencies, exchange rates and earnings per share, which are expressed in Colombian pesos)

(1)	Economic Entity and Principal Accounting Policies and Practices

Reporting Entity

Ecopetrol S.A., (hereinafter Ecopetrol or the Company) was constituted by Law 165 of 1948 and transformed through Extraordinary Decree 1760 of 2003 (as well as Decree 409 of 2006) and Law 1118 of 2006 into a state-owned stock company and then into a public-private entity of a commercial nature, at the national level, linked to the Ministry of Mines and Energy, for an indefinite period. Ecopetrol’s corporate purpose is the development, in Colombia or abroad, of commercial or industrial activities arising from or related to the exploration, production, refining, transportation, storage, distribution, and selling of hydrocarbons, their by-products and associated products, as well as subsidiary operations, connected or complementary to these activities, in accordance with applicable regulations. Ecopetrol’s principal domicile is Bogota and it may establish subsidiaries, branches and agencies in Colombia or abroad.

Pursuant to Transformation Decree 1760 of 2003, all administration of the Colombian nation’s hydrocarbon reserves, as well as the administration of non-strategic assets represented by stocks and shares in companies, were split from Ecopetrol. Furthermore, Ecopetrol’s basic structure was changed and two entities were created: a) the Agencia Nacional de Hidrocarburos (ANH) was created to issue and develop Colombian oil policy from that point forward (formerly the responsibility of Ecopetrol), and b) Sociedad Promotora de Energía de Colombia S.A., which received the non-strategic assets owned by Ecopetrol.

Law 1118 of December 27, 2006 changed the legal nature of Ecopetrol S.A., and authorized the Company to issue shares to be placed on the market and acquired by Colombian individuals or legal entities. Once the shares corresponding to 10.1% of the authorized capital were issued and placed, at the end of 2007, the Company became a public-private entity of a commercial nature, at the national level, related to the Ministry of Mines and Energy.

Ecopetrol entered into a deposit agreement with JP Morgan Chase Bank, N.A., as depositary, for the issuance of ADSs evidenced by ADRs. Each of the ADSs represents 20 of Ecopetrol’s common shares or the right to receive 20 common shares of Ecopetrol.

On September 12, 2008, Ecopetrol submitted an application to the Securities and Exchange Commission (SEC) to register and list the Company’s ADSs evidenced by ADRs on the New York Stock Exchange (NYSE). The Company’s ADSs began trading on the NYSE under the “EC” symbol on September 18, 2008.

On December 3, 2009 the Comisión Nacional Supervisora de Empresas y Valores del Perú (CONASEV) approved the listing of Ecopetrol’s ADRs on the Lima Stock Exchange and the registration of such securities with the Public Registry of the Securities Market. The ADRs began trading on the Lima Stock Exchange on December 4, 2009, in the Peruvian market under the “EC” symbol.

On August 13, 2010, Ecopetrol began trading its ADRs on the Toronto Stock Exchange – Canada. Thus, Ecopetrol became the first Colombian company listed on the Toronto Stock Exchange.

2 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Between July 27 and August 17, 2011, Ecopetrol carried out the second tier of the public offering, authorized by Law 1118 of 2006. As a result of this process, 644,185,868 shares were placed at a nominal price of $3.700 per share, for a total amount of $2.383.488. The common shares were registered with the National Registry of Securities and Issuers in accordance with Decree 2555 of 2010. After this, the Colombian Nation’s equity participation in Ecopetrol was 88.49%.

Principal Accounting Policies and Practices

The Contaduría General de la Nación (CGN – National Accounting Office) adopted the Public Accounting Regime (RCP) in September 2007, defining its configuration, scope and application. Pursuant to CGN Communication No. 20079-101345 of September 28, 2007, the RCP went into effect for Ecopetrol on January 1, 2008.

Basis of Presentation

The preparation of these unconsolidated financial statements was carried out under RCP, principles issued by the CGN and other legal provisions. These principles may differ in certain respects from those established by other standards and other control authorities and CGN opinions on specific matters prevail over other regulations.

The accrual method was applied for the accounting recognition of financial, economic, environmental and social aspects.

A structure was established in accordance with the rules for the inspection, supervision, and/or control of Ecopetrol, to define the accounting treatment of operations not covered by the CGN. The structure involves: i) Principal and permanent inspection, supervision, and control: Superintendence of Domiciliary Public Services; ii) Residual control: Superintendence of Corporations and iii) concurrent control: Superintendence of Finance, of the activities of the Company in its capacity as issuer in the stock market. International Financial Reporting Standards (IFRS) are applied when accounting guidance under RCP does not address specific accounting issues applicable to the Company, while accounting standards under Generally Accepted Accounting Principles in the United States (US GAAP) are applied for accounting issues related to crude oil and natural gas activities.

The basic unconsolidated financial statements defined by the CGN are: the balance sheet, the financial, economic, social and environmental activities statement, the statement of changes in shareholders’ equity and the statement of cash flows. The notes to the basic unconsolidated financial statements are an integral part of them.

The accompanying unconsolidated financial statements do not consolidate the assets, liabilities, equity or results of the investments in those companies that are recorded using the equity method. The annual unconsolidated financial statements are presented at the General Shareholders’ Meeting and are the basis for dividend distribution and other appropriations; however, pursuant to legal requirements, the Company must also submit, consolidated financial statements to the General Shareholders’ Meeting for approval every year.

Materiality Criterion

An economic fact is material when, due to its nature, amount and surrounding circumstances, knowledge of it or ignorance of it can significantly alter the economic decisions of users of financial information.

(Continued)

3 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

As set forth by the RCP, the information revealed in the financial statements and financial accounting reports must cover the main affairs of the public accounting entity in a way that must be significantly close to the truth, so that it is relevant and reliable for the purposes of decision-making or the evaluations required to meet accounting information objectives. Materiality depends on the nature of the facts or the magnitude of the amounts revealed or not revealed.

The unconsolidated financial statements include specific headings in accordance with legal requirements or for elements representing 5% or more of total assets, current assets, total liabilities, current liabilities, working capital, equity and income, as appropriate. In addition, lower amounts are shown when they are deemed to contribute to a better interpretation of financial information.

Use of Estimates

The preparation of unconsolidated financial statements requires that management make estimates and assumptions that could affect the recorded amounts of assets, liabilities, results of activities and the attached notes to the unconsolidated financial statements. These estimates are carried out in accordance with technical criteria, judgement and premises pursuant to regulations and current legal provisions. Current market value may be different from those estimates.

Foreign Currency Transactions

Foreign currency transactions are recognized in accordance with applicable regulations and recorded at the appropriate exchange rates on the transaction date. Balances denominated in foreign currency are reflected in Colombian pesos at the representative market exchange rates at the end of each period.

The adjustment for exchange differences generated by foreign currency assets and liabilities is recorded against the results of operations, except when such adjustment is charged to equity investments in controlled entities, in which case it affects equity.

The financial costs, including the difference in exchange rate, associated with the purchase of assets under construction are part of the overall cost of these assets until they are ready for use.

According to decree 4918 of December 26, 2007, from the Ministry of Trade, Industry and Tourism, the exchange difference originated in variable income investments in subordinated abroad, is recorded as higher or lower value of the stockholders’ equity when investments are effectively made this value affects the results for the period.

The Company, while performing its oil industry activities, can freely deal in foreign currencies, provided that it complies with the provisions of Colombia’s exchange rate regime.

Joint Venture Contracts

Joint venture contracts are entered into between Ecopetrol and third parties in order to share the risk, secure capital, maximize operating efficiency and optimize the recovery of reserves. In these joint ventures, one party is designated as the operator and each party takes its share of the hydrocarbons (crude oil or gas) produced according to its agreed participation. When Ecopetrol participates as a non-operator partner, it records the assets, liabilities, revenues, costs and expenses based on information reported by the operators. When Ecopetrol is the operator of the joint venture facilities, it records 100% of the assets, liabilities, revenues, costs and expenses, recording on a monthly basis the distribution according to the participation interests of each partner in the line items corresponding to investments, inventories, expenses, costs and revenues for the associate.

(Continued)

4 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Cash and Cash Equivalents

Cash and cash equivalents are represented by negotiable investments with maturity dates within ninety (90) days following their acquisition, and are recorded as cash management investments.

Cash from joint operations in which the Company is the operating partner corresponds to advances from partners according to their contractually agreed participation percentages, and funds are managed in a joint operation exclusive-use bank account.

Derivative Financial Instruments

The Company enters into hedging agreements to hedge against international fluctuations in crude-oil, product prices and exchange rates. The difference between negotiated value and market value generated under hedging operations is recognized as financial income or expense in the statements of financial, economic, social and environmental activities. Ecopetrol does not use these financial instruments for speculative purposes.

Investments

The investments are classified as: i) Liquidity Management Investments, ii) Investments for Policy Purposes and iii) Equity Investments.

i.	Liquidity management investments correspond to resources invested in debt and participative securities with the objective of obtaining profits through short-term price fluctuations. Their initial recording corresponds to their historical cost and they are updated based on valuation methods issued by the Superintendence of Finance of Colombia.

ii.	Investments for policy purposes are made up of national or foreign debt securities acquired in compliance with the macroeconomic or internal policies of the entity, which include investments held through their maturity date and those available for sale, being those which are kept for at least one (1) year, as of the first day on which they were classified for the first time, or when they were reclassified.

Investments held to maturity are updated based on the internal rate of return (IRR) as set out in the methodology adopted by the Superintendence of Finance of Colombia, and the investments for the purpose of macroeconomic policy and available for sale must be updated based on the methodology adopted by the Superintendence of Finance of Colombia for tradable investments.

iii.	Equity investments are classified as being in controlled and uncontrolled entities. Equity investments in controlled entities are recognized at their acquisition cost whenever it is lower than the intrinsic value; otherwise, they are recognized at the intrinsic value and the difference between the price of purchase and the intrinsic value corresponds to goodwill.

Their values are updated using the equity method, as established in CGN Resolution 145 of 2008.

Investments in entities in which Ecopetrol and/or its subsidiaries exert significant influence are recorded using the equity method.

Significant influence is defined as the power that the entity has, regardless of whether the percentage of ownership is 50% or lower, to participate in setting and directing the financial and operational policies of another entity for the purpose of obtaining profits from that entity.

(Continued)

5 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Significant influence may be present in one or more of the following ways:

•	Representation on the Board of Directors or equivalent governing body of the associated entity;

•	Participation in policy-making;

•	Significant transactions between the investor and the associated entity;

•	Exchange of officers; or

•	Supplying essential technical information.

Non-strategic equity investments in uncontrolled entities (see note 4) include low or minimum tradability shares, or shares not listed on an exchange. They do not enable any type of control or significant influence and are recognized at historical cost; their change in value arises from periodically comparing the cost of the investment to its intrinsic value or its value on the stock market.

Equity variations originated in the adjustment for conversion of the controlled entity are recognized as surplus by the equity method, notwithstanding that the subaccount may show a debit balance; the above in compliance with Resolution 193 of July 27, 2010 issued by the Nation’s General Accounting Office.

Accounts and Notes Receivable and Allowance for Doubtful Accounts

Debts owed to the Company are recorded at their original amount or at the value accepted by the debtor, subject to periodic updating according to legal provisions in effect, or according to agreed contract terms.

The accounts receivable allowance is reviewed and updated periodically based on the age of the balances and the recovery analysis of individual accounts. The Company carries out the necessary administrative and legal steps to recover overdue accounts receivable and to collect interest from clients who do not comply with payment policies.

Accounts and notes receivable are only written off against the allowances when there is reasonable legal or material certainty of the total or partial loss of the incorporated or represented right.

Related parties

Assets, liabilities and transactions with companies belonging to the Ecopetrol Business Group are presented as Related Entities.

Inventories

Inventories include goods that are extracted, in progress, transformed and acquired for any reason, for the purpose of being sold, transformed and consumed in the production process, or as part of services delivered. Ecopetrol uses the perpetual inventory system.

Inventories are recorded at historical cost or at purchase cost, including direct and indirect charges incurred to prepare the inventory for sale or production.

The value of inventories is measured using the weighted average method, taking into account the following parameters:

•	Inventories of oil produced by the Company, at average production cost;

(Continued)

6 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

•	Crude oil purchases, at acquisition costs, including transportation and delivery costs incurred;

•	Inventory of finished products, at total production costs;

•	Inventory of products in progress, at production costs; and

•	Inventory of raw materials, at weighted average cost.

Raw materials and supplies in joint ventures are controlled by the operator and reported in a joint account at the cost of acquisition (recorded in the original currency at average costs). Inventory consumption is charged to the joint venture as a cost, expense or investment, as appropriate.

Furthermore, inventories are valued at market cost or average cost, whichever is lower, and in-transit inventories are valued at actual cost incurred. At the end of the fiscal year allowances are calculated to take into account deterioration, obsolescence, excess, slow movement or loss of market value.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are recorded at historical cost adjusted for inflation up to 2001. This cost includes financial expenses and the exchange rate difference for the acquisition of foreign currency up until commissioning of the asset, as well as financial revenues from the unused portion of financial obligations acquired to finance investment projects. When an asset is sold or retired, the adjusted cost and accumulated depreciation are written off and any gain or loss is recorded in the year’s results.

Depreciation is calculated on the total acquisition cost using the straight-line method, based on the assets’ useful life which is periodically reviewed. Annual depreciation rates are:

%
Buildings and pipelines	5
Plant and equipment	10
Transportation equipment	20
Computers	33.3

Disbursements for maintenance and repairs are recorded as expenses. Significant disbursements that improve efficiency of an asset or extend its useful life are capitalized as an increase in the value of that asset.

The value of property, plant and equipment is subject to periodic update by comparing the net book value with the value determined through technical appraisals. When the value of an asset’s technical appraisal is greater than its net book cost, the difference is recorded as an asset valuation and credited to the valuation surplus; for the opposite scenario, it is recorded as an allowance for devaluations and charged to results.

Up to 2007 the provision for devaluations was accounted for with charge to surplus for appreciations in accordance with accounting rules in force.

Upon termination of an association contract, Ecopetrol receives, free of charge, the property, plant and equipment, and materials of the partners share. This transaction does not affect Ecopetrol’s results. The outcome of the technical appraisal of the properties, plants and equipment is recognized as valuations in the respective asset and equity accounts.

(Continued)

7 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Natural and Environmental Resources

Ecopetrol uses the successful-efforts method of accounting for investments in exploration and production or development. Expenses for geological and geophysical studies are recorded as they are incurred. Acquisition and exploration costs are capitalized until it is determined whether the exploration drilling was successful or not. If they are not successful, all of the costs incurred are charged to expenses. When a project is approved for development, the accumulated value of the acquisition and exploration costs are classified in the oil investment account. Costs capitalized also include asset retirement costs. Asset and liability balances related to asset retirement costs are updated every year. Production and support equipment is accounted for on a cost basis and is included in the property, plant and equipment subject to depreciation.

Oil investments are amortized by applying the amortization factor to technical units of production and proven developed reserves per field, royalty-free, estimated as of December 31 of the immediately preceding year. The amortization charged to results is adjusted at the end of December, recalculating the DD&A (Depletion, Depreciation and Amortization) as of January 1 of the current year, based on the reserve study updated at the end of the current year.

In the same way that it receives property, plant and equipment upon termination of a contract of association, Ecopetrol receives, free of charge, the associate company’s amortizable oil investments.

Ecopetrol S.A. has established a corporate process for reserves led by the Reserves Monitoring Group, which reports directly to the Corporate Finance Vice-President. The reserves are audited by internationally recognized external consultants and approved by the Company’s Reserves Committee. Proven reserves consist of the estimated quantities of crude oil and natural gas demonstrated with reasonable certainty by geological and engineering data to be recoverable in future years from known reserves under existing economic and operating conditions, that is, at the prices and costs that apply at the date of the estimate.

Since Ecopetrol became an issuer in the Colombian Stock Exchange (BVC) and the New York Stock Exchange (NYSE), the Company has applied the methodology approved by the SEC (Securities Exchange Commission) for the estimate of reserves. Under this methodology the reference price is the arithmetic average of the WTI price for crude oil of the past twelve (12) months.

When it is determined that a well located in the exploration zone does not have proven reserves, it is classified as dry or non-commercial and the accumulated costs of that well are expended in the same year in which this is determined.

The estimate of oil and gas reserves is subject to several uncertainties inherent to the determination of proven reserves, the production recovery rates, the timeliness in making the investment to develop oilfields and the degree of maturity of fields.

Pursuant to the provisions of Resolution 494 of December 22, 2009, issued by the National Hydrocarbon Agency (ANH), Ecopetrol complies with the delivery of information to the ANH using the methodology of (SPE-PRMS) Oil Resource Administration System. The reserves shown in the reports are audited by three independent specialized firms.

Deferred Charges

Deferred charges include: i) deferred income tax resulting from the timing differences between the basis for determining commercial gains and taxable net income at the end of each period. The deferred tax is amortized during the periods in which the temporary differences that originated it are reversed. ii) The equity tax, which is amortized up to year 2014; iii) investments made in development of collaboration contracts that are amortized based on technical production units.

(Continued)

8 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Other Assets

Other assets include goodwill, which corresponds to the difference between the purchase value of equity investments in controlled or joint-control entities, and their intrinsic value, which reflects the economic benefits expected to be achieved from the investment, created by good name, specialized personnel, preferential credit reputation, prestige due to sale of better products and services, favourable location and the expectations of new businesses, among other things.

Goodwill is amortized using the straight-line method over the term for expected recovery of the investment, which is from 10 to 18 years. At the close of each accounting period, Ecopetrol must evaluate goodwill to determine whether the conditions for the generation of future economic benefits still exist; otherwise, the asset must be retired. If the book value of equity investment plus the book value of goodwill, which includes its historical cost added to all price adjustments and amortizations, are greater than the market value, the asset shall, as a result of such difference, be retired in the related period, with charge to results, and the reasons for said decision shall be disclosed.

Intangible assets like: software, licenses and patents are recognized at acquisition, development or production cost. Intangible assets are amortized using the straight-line method over the periods during which the benefits arising from the incurred costs and expenses are expected to occur, or during the term of the legal or contractual coverage of the granted rights.

Goods acquired through financial leasing are subject to depreciation in order to recognize the loss of operational capacity by their utilization. In public accounting entities of the general government, depreciation of goods acquired through financial leasing affects directly the equity, except for goods used in activities of production of goods and rendering of services readily individualized that must be recognized as cost or expense.

Leasehold improvements and work different from that can be recognized as properties, plant and equipment, will be amortized during the lower period resulting between the term of the contract covering the use of the property, and the estimated useful life of the goods, as a result of the additions or improvements made, only when the cost of the works and improvements made is not reimbursable. In the case of public accounting entities of the general government, the amortization affects directly the equity, except for works and improvements in properties used for activities of production of goods and rendering of services readily individualized that must be recognized as cost.

Valuations

a)	Investments

Valuations correspond to the differences between the net book value of the investments and their intrinsic value or quoted price on the stock exchange.

b)	Property, plant and equipment

Valuations and the valuation surplus of properties, plant and equipment correspond to the difference between the net book cost and the market value for real estate or the Current Use Value (CUV) for plants and equipment, determined by specialists registered with the Colombian Real Estate Association or by suitable technical personnel, as appropriate.

The methodology used for plant and equipment appraisal is the Current Use value (CUV) for running businesses, for the economic valuation of assets, taking into account facilities’ current conditions and their useful life in terms of production capability and ability to generate income.

It is not mandatory to adjust the value of moveable property when its historical value, taken individually, is lower than 35 current monthly legal minimum wages, or of property, plants and equipment located in high risk zones.

(Continued)

9 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Financial Obligations

Public credit operations pertain to any action or contract which, in compliance with legal regulations on public credit, are addressed to supply the Company with resources, goods and services under specific payment terms such as loans, issuance and placement of bonds and public credit securities, and suppliers’ credit.

With respect to loans, public credit operations must be recorded for the actual disbursed amount, while bonds and securities placed are recorded at their nominal value. Placement costs are recorded directly to expenses.

Income Tax

The current income tax expense is determined based on the taxable income.

The effect of timing differences pertaining to the payment of a lower or higher income tax in the current year is recorded as a deferred tax asset or liability, as appropriate, provided that there is a reasonable expectation that such differences will be reversed and in the case of the deferred tax asset, that sufficient taxable income will be generated in order to recover the asset. The deferred tax was calculated at the rate of 34%.

Labour and Pension Obligations

Salaries and benefits for Ecopetrol staff are governed by Collective Labour Agreement 01 of 1977, and in its absence, by the Substantive Labour Code. In addition to fringe benefits, the employees are entitled to additional benefits, covered by previous regulations, linked to place of work, type of work, length of service, and basic salary. Annual interest of 12% is recognized on accumulated severance amounts for each employee, and the payment of indemnities is provided for when special circumstances arise that result in the non-voluntary termination of the contract, without just cause, and in periods other than the probationary period.

The actuarial calculation includes active employees, as described in the paragraphs below, employees with indefinite term contracts, pensioners and heirs, for pension, health care and education plans; it likewise includes pension bonds for temporary employees, active employees and voluntary retirements. Health care and education obligations do not form part of pension liabilities; these form part of fringe benefit obligations.

All social benefits of employees who joined the Company before 1990 are the responsibility of Ecopetrol, without the involvement of any social security entity or institution. The cost of health services for the employee and his/her relatives registered with the Company is determined by means of the morbidity table, prepared based on facts occurring during the year. Likewise, Ecopetrol calculates educational allowances according to experience, based on the annual average cost of each business, subdivided in accordance with the type of studies: pre-school, elementary, high school and university.

For employees who joined the Company subsequent to the entry into effect of Law 50 of 1990, the Company makes periodic contributions for severance, pensions and occupational injuries to the funds created for these respective obligations. Likewise, Law 797 of January 29, 2003 determined that Ecopetrol employees who joined the Company as of that date would be subject to the provisions of the General Pension Regime.

(Continued)

10 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Pursuant to Legislative Act 01 of 2005, enacted by Congress, the pension regimes excluded from the General Social Security System in Colombia expired on July 31, 2010. In accordance with the provisions therein, the Ministry of Social Protection’s judicial pronouncement on the matter and the analysis conducted by Ecopetrol’s labour advisers, it was concluded that those workers who had met the age and continuous or discontinuous service time requirements of the law, the Collective Bargaining Agreement in effect and/or Agreement 01 of 1977, prior to August 1, 2010, had consolidated their right to their pension. It was, however, mandatory for other workers, who were not covered, to join the General Pension System. The pension administrator chosen by the worker (either Colpensiones or Private Pension Fund or whichever may correspond) would be responsible for recognizing and paying the respective pension.

As set out in Decree 941 of 2002, upon approval of the actuarial calculation by the Ministry of Finance in October 2008, and upon approval of the mechanism by the Ministry of Social Protection through the Administration Act of December 29, 2008, the Company partially switched over the value corresponding to monthly pension payments from its pension liabilities, transferring said liabilities and their underlying amounts to stand-alone pension equities (PAP). The funds transferred, and returns on those funds, cannot be redirected nor can they be returned to the Company until all of the pension obligations have been fulfilled.

The transferred liability corresponds only to pension allowances and pension bonds; the portion relating to health care and education services remains within Ecopetrol’s labour liabilities.

In the event that autonomous equity yields are insufficient to cover 100% of the actuarial calculation as updated every year, Ecopetrol shall draw the resources to complete the funding of pension liabilities to the extent that Ecopetrol remains materially responsible for payment of the transferred (“commuted”) pension liabilities.

Through Resolution 1555 of July 30, 2010, the Superintendence of Finance replaced the mortality tables used to prepare actuarial calculations and stipulated that the effects of said change could be recognized gradually. Subsequently, Decree 4565 of December 7, 2010 modified the accounting standards for amortization of the actuarial calculation in effect up to that date. Pursuant to the new decree, the companies that had amortized 100% of their actuarial calculation at December 31, 2009 could gradually amortize the increase in the actuarial calculation for 2010 using the new mortality tables, up to 2029.

Given the above, in 2010 Ecopetrol modified its accounting policy for amortization of the actuarial calculation of monthly pension payments, pension quotas and bonds (transferred liabilities) and health bonds, and adopted a five-year term starting in 2010 to amortize the increase in the 2010 actuarial calculation. Up until 2009, the yearly increase in the actuarial calculation was recorded as expenses for the period, as the actuarial calculation was 100% amortized.

By means of Resolution 717 of December 2012, the Public Accounting Regime Procedures Manual is modified in respect to the accounting procedure for recognition and disclosure of pension liabilities, of the financial reserve that supports them and of the expenses listed in items 5 and 44. In respect to item 5, and considering the preceding paragraph, it is concluded that this item does not have any repercussion on what the company is already performing within its amortization plan.

In respect to item 44, it is simply to inform that the Reserve Funds are common funds and that, in addition, they will also be under the administration of Colpensiones. This has not major consequences for Ecopetrol S.A.

(Continued)

11 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Advances Received from Ecogas to cover BOMT (Build, Operate, Maintain and Transfer) Obligations

Pursuant to the sale of Ecogas by the National Government, and following specific instructions from CGN, the net present value of the future payment scheme in connection with Ecopetrol´s debt toward BOMT contractors was recognized as deferred income. These liabilities are due in 2017, the year when the contract obligations will be fulfilled.

Hydrocarbon Purchases

The Company purchases hydrocarbons that the ANH receives from all production in Colombia, at prices established according to section four of Law 756 of 2002 and Resolution 18-1709 of 2003 of the Ministry of Mines and Energy, taking into account international reference prices.

Ecopetrol also purchases hydrocarbons from partners and other producers in Colombia and abroad to meet the Company’s needs and operating plans.

Revenue Recognition

Revenue from crude oil and natural gas sales is recognized at the time of transfer of title to the buyer, including risks and benefits. In the case of refined and petrochemical products, revenue is recognized when products are shipped by the refinery and subsequently adjusted in accordance with the volumes actually delivered. Revenue from transportation services is recognized when products are transported and delivered to the buyer in accordance with sale terms. In other cases, revenue is recognized at the time it is earned and a true, probable and quantifiable right to demand its payment arises.

Under current regulations, Ecopetrol sells at a regulated price and the National Government recognizes for the Company the amount of the subsidy on regular gasoline and diesel, granted to local consumers, which is generated by adding the difference, for every day of the month, between the producer’s regulated revenues and the daily price equivalent to the U.S. Gulf Coast reference price, calculated according to origin and multiplied by the volumes sold daily. Resolution 182439 and Decree 4839 of December 2008 establish the procedure for recognizing subsidies in the event they are negative (negative value between parity and regulated prices).

In March 2010, the Ministry of Mines and Energy issued Resolution No. 180522, which revoked provisions contrary to Resolutions 181496 of September, 2008, 182439 of December 30, 2008 and 180219 of February 13, 2009 and modified the formula for calculating the international reference prices for gasoline and diesel.

Resolution 91658 is issued in year 2012, which modifies Resolution 180522 in respect to the subsidy procedure for refiners and importers of regular motor gasoline and fuel oil.

Cost of Sales and Expenses

Costs are recognized at their historic value both for goods purchased for sale and for the accumulated production costs of goods produced and services rendered. Costs are disclosed according to the nature of the operation generating them.

Expenses correspond to the amounts required for the development of ordinary activities and include those related with activities caused by extraordinary events. Expenses are disclosed in accordance with their nature and the occurrence of extraordinary events.

Costs and expenses are recognized upon receipt of goods or services or when there is certainty that the economic event will occur. Fuel shortages and losses due to theft and explosions are recorded as non-operating expenses.

(Continued)

12 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Abandonment of fields

The Company recognizes its estimated liability for future environmental obligations, and its contra entry is a greater value of natural resource and environmental assets. The estimate includes the cost of plugging and abandoning wells, dismantling facilities and the environmental recovery of areas and wells. Amortization is recorded as production costs, using the technical-units-of-production method, based on remaining proved developed reserves. Changes resulting from new estimates of liability for abandonment and environmental restoration are accounted for under the corresponding asset.

Depending on the scope of certain partnership contracts, field abandonment costs are taken on by partners according to the same participation percentages set out in each contract. Ecopetrol has not allocated funds to cover these obligations, with the exception of the Casanare, Orocue, Garcero, Estero, Corocora, Monas, Guajira, Tisquirama, and Cravo Norte partnership contracts. However, as activities linked to field abandonment take place, they will be covered by the Company.

Accounting for Contingencies

On the date of issuance of these unconsolidated financial statements, conditions might exist that could result in losses for the Company that will only be known if specific future circumstances arise. The nature, probability of such situations, as well as the amounts involved are evaluated by Management, the Vice-President of Legal Affairs, and legal consultants, so that decisions can be made regarding changes to amounts provisioned and/or disclosed. This analysis includes current legal suits against the Company.

The methodology used to assess legal proceedings and any contingent obligations is based on the Nation’s credit system used by the Ministry of Internal Affairs and Justice.

A provision is recorded for legal proceedings when there is a conviction at trial court or when the outcome of the risk assessment is “likely to lose”.

Memorandum Accounts

Creditor and debtor memorandum accounts represent the estimated value of facts or circumstances that could affect the Company’s financial, economic, social and environmental situation. They also disclose the value of the goods, rights and obligations that require control, and also include differences between accounting information and the information used for tax purposes.

Net Earnings per Share

Net earnings per share are calculated based on net earnings for the year, divided by the number of subscribed shares outstanding.

The Company does not have share-based employee incentive plans.

Convergence to International Accounting Standards

According to Law 1314 of 2009 and Regulatory Decree 2784 of 2012, the Company has the obligation to start the process of convergence from the accounting and financial reporting information applied in Colombia to international standards. For this purpose, the Technical Public Accounting Council, through its Strategic Direction, classified companies by groups; the Company belongs to Group 1, the transition period of which starts on January 1, 2014 and the first financial statements under International Financial Reporting Standards are to be issued in year 2015.

(Continued)

13 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

The Company presented to the Finance Superintendence, on February 2013, the implementation plan to the International Financial Reporting Standards (IFRS).

(2)	Assets and Liabilities Denominated in Foreign Currency

Transactions and balances in foreign currency are converted at the market representative exchange rate certified by the Superintendence of Finance of Colombia.

As of March 31, 2013 and December 31, 2012 the attached unconsolidated financial statements include the following assets and liabilities denominated in foreign currency (converted to Colombian pesos at the closing exchange rates of $1.832,2 and $1.768,23 per US$1, respectively).

	March 2013		December 2012
	Thousands of dollars	Equivalent millions of pesos	Thousands of dollars	Equivalent millions of pesos
Assets:
Cash and cash equivalents	545.755	999.933	411.089	726.901
Investments	7.390.731	13.541.297	7.697.377	13.610.733
Accounts and notes receivable	1.300.407	2.382.606	1.309.458	2.315.424
Advances and deposits	104.834	192.077	73.214	129.459
Other assets	257.461	471.720	7.832	13.849
	9.599.188	17.587.633	9.498.970	16.796.366
Liabilities:
Financial obligations	1.521.286	2.787.301	1.549.880	2.740.545
Estimated liabilities and allowances	14.720	26.971	14.720	26.029
Accounts payable and affiliates	1.229.633	2.252.933	1.437.214	2.541.324
Other assets	261.223	478.613	278.634	492.689
	3.026.862	5.545.818	3.280.448	5.800.587

Net asset position	6.572.326	12.041.815	6.218.522	10.995.779

(3)	Cash and Cash Equivalents

The following provides details on cash and cash equivalents:

	As at March 31, 2013	As at December 31, 2012
Banks and corporations (1)	2.491.116	3.811.588
Special funds (2)	1.146.967	1.269.705
Investments at sight (3)	338.994	-
Cash	315	465
Investment funds	-	178.353
	3.977.392	5.260.111

(1)	Corresponds to advances made by partners for the exclusive use of the joint venture, in the amount of $73.630 (December 2012 - $75.207) and Ecopetrol’s own resources in the amount of $2.417.486 (December 2012 - $3.736.381).
(Continued)

14 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(2)	Corresponds to savings in special funds in pesos in the amount of $582.933 (December 2012 - $556.756) and in foreign currency of $533.033 (December 2012 - $708.007) as well as investments in overnight operations in the amount of $31.001 (December 2012 - $4.942).

(3)	Corresponds to bonds issued by entities abroad for $146.570 (USD79,9) and Certificates of Deposit (CD) in foreign currency for $192.424 (USD 105).

(4)	Investments

The following is a breakdown of investments:

	As at March 31, 2013	As at December 31, 2012
Current:
Fixed yield:
Term deposits	102.013	156.287
Bonds and securities of private or foreign entities	706.623	654.635
Bonds issued by the Colombian Government	-	17.219
Specific purpose fund – legal contingencies (1)	-	30.297
Treasury securities – TES	548	508.576
Hedging financial instruments	(89)	-
Total current	809.095	1.367.014

Non-current:
Variable yield – Shares (2)	14.811.311	13.951.033

Fixed yield:
Bonds and securities of foreign entities	1.437.502	2.071.957
Bonds issued by the Colombian Government	1.246.543	998.105
Treasury securities – TES	1.243.962	1.236.166
Specific purpose fund – legal contingencies (1)	436.652	393.916
Provision for protection of investments	(20)	-
Total fixed yield	4.364.639	4.700.144
Total non-current	19.175.950	18.651.177

(1)	Corresponds to restricted funds made up by fixed income investments following court rulings related to the process of Joint-owners Right – Santiago de las Atalayas and Pueblo Viejo de Cusiana, corresponding to the attachment and confiscation of the payments to be made for royalties by Ecopetrol, originating in the Royalty Agreements numbers 15, 15A, 16 and 16A, declared void ex officially by the Council of State in ruling of September 13, 1999.

(2)	The following is a summary of variable income investments represented in shares as of March 31, 2013 and December 31, 2012:

	As at March 31, 2013	As at December 31, 2012
Corporations:
Controlled	13.771.018	12.934.793
Significant influence	816.284	792.232
Non-strategic	224.009	224.008
Total	14.811.311	13.951.033

(Continued)

15 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Controlled investments recognized under the equity method as of March 31, 2013 are as follows:

Equity share	Number of shares and/or quotas	Participation percentage	Valuation date	Cost	Book value	Equity Method effect
Controlled
Ecopetrol Capital AG	1.151.000	100,00	March	227.487	284.791	57.304
Sociedad Refinería de Cartagena S. A.	980.000	49,00	March	239.273	1.122.330	883.057
Polipropileno del Caribe S. A.	206.910.325	49,90	March	259.699	333.875	74.176
CENIT Transporte y Logística de Hidrocarburos S.A.S.	45.583.982	100,00	March	2.279.159	2.408.911	129.752
Ecopetrol Pipeline International Limited	40.439.547	100,00	March	870.169	2.052.999	1.182.830
Equion Energía Limited	114.836.072	51,00	March	436.053	1.097.930	661.877
Ecopetrol Global Capital	3.100	100,00	March	8	7	(1)
Hocol Petroleum Limited	12.000	100,00	March	1.020.378	2.798.286	1.777.908
Andean Chemicals Limited	645.707.273	100,00	March	2.116.966	1.835.031	(281.935)
Ecopetrol Global Energy S.L.U.	70.151.927	100,00	February	2.862.155	1.571.305	(1.290.850)
Black Gold Re Limited	120.000	100,00	February	184.079	265.553	81.474
Total				10.495.426	13.771.018	3.275.592

(Continued)

16 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Controlled investments recognized under the equity method as of December 31, 2012 are as follows:

Equity share	Number of shares and/or quotas	Participation percentage	Valuation date	Cost	Book value	Equity Method effect
Controlled
Hocol Petroleum Limited	12.000	100,00	December	1.020.378	2.666.842	1.646.464
CENIT Transporte y Logística de Hidrocarburos S.A.S.	45.583.982	100,00	December	2.279.159	2.277.210	(1.949)
Ecopetrol Pipeline International Limited	40.439.547	100,00	December	870.169	1.935.506	1.065.337
Andean Chemicals Limited	645.707.273	100,00	December	2.114.835	1.779.392	(335.443)
Sociedad Refinería de Cartagena S. A.	980.000	49,00	December	239.273	1.180.151	940.878
Ecopetrol Global Energy S.L.U.	70.151.927	100,00	December	2.653.352	1.152.787	(1.500.565)
Equion Energía Limited	114.836.072	51,00	December	436.053	1.062.339	626.286
Polipropileno del Caribe S. A.	206.910.325	49,90	December	259.699	359.170	99.471
Ecopetrol Capital AG	1.151.000	100,00	December	227.487	266.806	39.319
Black Gold Re Limited	120.000	100,00	December	184.079	254.583	70.504
Ecopetrol Global Capital	3.100	100,00	December	8	7	(1)
Total				10.284.492	12.934.793	2.650.301

Significant influence investments recognized under the equity method as of March 31, 2013 are as follows:

Equity share	Number of shares and/or quotas	Participation percentage	Valuation date	Cost	Book Value	Equity method effect
Significant influence
Ecodiesel Colombia S. A.	10.500.000.000	50,00	February	10.500	18.982	8.482
Offshore International Group	250	50,00	December	408.517	551.526	143.009
Invercolsa S. A.	1.213.801.146	43,35	February	61.671	245.776	184.105
Total				480.688	816.284	335.596

(Continued)

17 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Significant influence investments recognized under the equity method as of December 31, 2012 are as follows:

Equity share	Number of shares and/or quotas	Participation percentage	Valuation date	Cost	Book Value	Equity method effect
Significant influence
Offshore International Group	250	50,00	December	408.517	532.269	123.752
Invercolsa S. A.	1.213.801.146	43,35	October	61.671	240.555	178.884
Ecodiesel Colombia S. A.	10.500.000.000	50,00	December	10.500	19.408	8.908
Total				480.688	792.232	311.544

Investments recognized under the cost method as of March 31, 2013 are as follows:

Equity share	Number of shares and/or quotas	Participation percentage	Valuation date	Cost	Book value	Equity method effect

Non-strategic
Empresa de Energía de Bogotá	631.098.000	6,87	March	154.376	883.537	729.161
Interconexión Eléctrica S.A	58.925.480	5,32	March	69.549	530.329	460.780
Concentra Inteligencia en Energía S.A.S.	84.000	4,76	January	84	64	(20)
Total non-strategic				224.009	1.413.930	1.189.921

Investments recognized under the cost method as of December 31, 2012 are as follows:

Equity share	Number of shares and/or quotas	Participation percentage	Valuation date	Cost	Book value	Equity method effect

Non-strategic
Empresa de Energía de Bogotá	631.098.000	6,87	December	154.376	801.495	647.119
Interconexión Eléctrica S.A	58.925.480	5,32	December	69.549	565.683	496.134
Concentra Inteligencia en Energia S.A.S.	84.000	4,76	November	84	75	(9)
Total non-strategic				224.009	1.367.253	1.143.244

With regards to the investments that Ecopetrol has in: Bioenergy S.A., Compounding and Masterbatching Industry Ltda., Serviport S.A., Ecopetrol América INC., Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil Ltda, ODL Finance S.A., Oleoducto Bicentenario de Colombia S.A.S., Oleoducto Central S.A. and Oleoducto de Colombia S.A., the equity method is not applied since Ecopetrol does not have a direct participation in these companies. The participation is held through other subsidiaries, which are the ones that account for these companies using the equity method.

(Continued)

18 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Restrictions on long-term investments – variable income:

As of January 10, 2013, regarding the legal proceedings of Invercolsa S.A.: the cessation appeal filed by AFIB S.A. and FERNANDO LONDOÑO HOYOS against the judgment passed by the 28th Civil Court of the Circuit on February 8, 2007, that was confirmed by the Superior Court of the District of Bogota – Civil Court, on January 11, 2011 is currently in process; accordingly, on October 22, 2012 the term for the cessation appellant AFIB S.A. to support the corresponding appealed expired, which was done in time and the term for the appellant in cassation Fernando Londoño Hoyos to support his started to run, which was also done in time; therefore, on December 5, 2012, the Court Clerk’s Office indicated that having notified the appellants, the corresponding actions were filed in due time and are included in the case file, a report that was delivered to the court that same day. The notification of the complaint to the Company is pending.

The January 11, 2011 sentence which has been appealed ordered: i) that the purchase of 145 million shares of Invercolsa by Fernando Londoño Hoyos are to be cancelled; ii) that the cancellation of said transaction is to be recorded in the shareholders’ book, including the pledge in favour of the Pacífico Colombia y Panamá banks; as well as the payment in kind with the shares of Arrendadora Financiera Internacional Bolivariana S.A.; iii) that Fernando Londoño Hoyos and AFIB are forced to return to Ecopetrol the Invercolsa dividends, along with the new shares received as dividends and/or revaluations; iv) to declare that Fernando Londoño Hoyos did not acquire or possess in good faith the 145 million Invercolsa shares; and v) that Invercolsa is to adjust its operation and the Shareholders’ Meeting to the declarations made in the ruling.

The economic activity of the entities in which Ecopetrol has investments accounted for under the equity method, are as follows:

Company	Economic Activity

Hocol Petroleum Limited	Oil and gas exploration and production

Cenit Transporte y Logística de Hidrocarburos S.A.S	Transportation and/or storage of hydrocarbons, hydrocarbon by-products, products and similar, through its own or third party transportation and/or storage systems in the Republic of Colombia or abroad.

Ecopetrol Pipelines International Limited (d)	Investment vehicle.

Andean Chemicals Limited	Investment vehicle.

Sociedad Refinería de Cartagena S. A.	Refining, commercialization and distribution of hydrocarbons.

Ecopetrol Global Energy	Investment vehicle in Spain.
Equión Energía Limited	Exploration and production of hydrocarbons.

Polipropileno del Caribe S. A.	Production and commercialization of polypropylene resin.

(Continued)

19 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Ecopetrol Capital AG	Financing, Liquidation of Financing of group corporations or any type of company and every activity related to it.

Black Gold & Re Ltd.	Reinsurer of Ecopetrol and its subsidiaries.

Ecopetrol Global Capital	Investment vehicle.

Oleoducto Central S. A. – Ocensa	Transportation of crude oil by pipelines.

Invercolsa S. A.	Investments in companies in the energy sector including activities proper of the industry and commercialization of hydrocarbons and mining.

Oleoducto de Colombia S.A	Transportation of crude oil by pipelines.

Serviport S.A.	Services for support of loading and unloading of oil ships, supply of equipment for same purpose, technical inspection and cargo measurements.

Ecodiesel Colombia S. A.	Production, commercialization and distribution of biofuels and oleochemicals.

Ecopetrol Oleo é Gas do Brasil Ltda.	Exploration and exploitation of hydrocarbons.

Ecopetrol América Inc.	Exploration and exploitation of hydrocarbons.

Ecopetrol del Perú S. A.	Exploration and exploitation of hydrocarbons.

ODL- Finance	Transportation of crude oil by pipelines.

Offshore International Group	Exploration, development, production and processing of hydrocarbons.

Ecopetrol Transportation Company	Investment vehicle.

Ecopetrol Transportation Investments	Investment vehicle.

Oleoducto Bicentenario de Colombia S.A.S.	Construction and operation of an oil pipeline to secure the export of oil production surpluses from the Eastern Plains region.

(Continued)

20 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Affiliates (entities in which the Company owns over 50% interest), as of March 31, 2013 have the following balances:

Company	Assets	Liabilities	Equity	Results for the period
Hocol Petroleum Limited	2.798.286	-	2.798.286	95.695
Andean Chemicals Limited	1.857.673	22.642	1.835.031	(67.436)
Ecopetrol Capital AG	1.502.172	1.217.382	284.790	8.146
Sociedad Refinería de Cartagena S.A.	11.832.401	9.541.931	2.290.470	(118.002)
Polipropileno del Caribe S.A.	1.125.378	456.289	669.089	(7.280)
Equion Energía Limited	3.205.386	1.052.583	2.152.803	53.946
Ecopetrol Pipelines International Limited	2.052.999	-	2.052.999	90.283
Ecopetrol Global Capital	7	-	7	-
Ecopetrol Global Energy S.L.U.	1.571.319	14	1.571.305	(73.855)
Black Gold Re Limited	301.264	35.711	265.553	1.693
Cenit Transporte Y Logistica De Hidrocarburos S.A.S	2.408.370	2.680	2.405.690	126.045

Affiliates (entities in which the Company owns over 50% interest), as of December 31, 2012 have the following balances:

Company	Assets	Liabilities	Equity	Results of period
Hocol Petroleum Limited	2.666.845	3	2.666.842	465.305
Cenit Transporte y Logistica de Hidrocarburos S.A.S	2.275.046	1.058	2.273.988	(1.949)
Equion Energía Limited	3.030.858	947.841	2.083.017	719.692
Ecopetrol Pipelines International Limited	1.935.551	45	1.935.506	6.728
Andean Chemicals Limited	1.801.191	21.799	1.779.392	(79.944)
Ecopetrol Global Energy S.L.U.	1.152.812	25	1.152.787	(372.176)
Ecopetrol Capital AG	1.345.518	1.078.712	266.806	41.823
Black Gold Re Limited	299.579	44.996	254.583	25.575
Ecopetrol Global Capital	7	-	7	-

(Continued)

21 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Maturity of fixed income investments – Non current

The summary of the maturity of noncurrent fixed income investments as of March 31, 2013 is shown below:

Maturity	>1 - 3 Years	3 - 5 Years	> 5 Years	Total
Bonds & other foreign securities $	1.391.351	46.151	-	1.437.502
Bonds & other government securities	707.873	383.286	155.384	1.246.543
Treasury Bond TES	700.056	247.345	296.561	1.243.962
Specific destination fund	61.466	91.665	283.521	436.652
	2.860.746	768.447	735.466	4.364.659

The summary of the maturity of noncurrent fixed income investments as of December 31, 2012 is shown below:

Maturity	>1 - 3 Years	3 - 5 Years	> 5 Years	Total

Bonds & other foreign securities	1.845.673	226.284	-	2.071.957
Bonds & other government securities	618.488	304.048	75.569	998.105
Treasury Bond TES	772.747	148.949	314.470	1.236.166
Specific destination fund	58.328	63.339	272.249	393.916
	3.295.236	742.620	662.288	4.700.144

(5)	Accounts and Notes Receivable

The following is a breakdown of accounts and notes receivable:

	As at March 31, 2013	As at December 31, 2012
Current portion:
Customers:
National	122.590	709.601
Foreign	1.873.388	1.781.791
Related parties (see note 15)	1.344.895	853.642
Price differential to be received from the Ministry of Mines and Energy (1)	1.264.845	1.089.240
Various debtors	503.398	22.430
Reimbursements and yields on investment	80.531	52
Association contracts – joint ventures	27.562	13.002
Accounts receivable from employees	51.543	34.481
Doubtful debts	223.723	197.484
Industrial service clients	6.465	8.517
Total	5.498.940	4.710.240
Minus – Allowance for doubtful accounts	(223.723)	(197.484)
Total current	5.275.217	4.512.756

(Continued)

22 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

	As at March 31, 2013	As at December 31, 2012
Non-current portion
Loans to related parties (2) (see note 15)	1.109.626	1.109.626
Cavipetrol – loans to employees (3)	335.138	339.465
Price differential to be received from the Ministry of Mines and Energy (1)	77.510	77.510
Credit portfolio	10.050	8.520
Other	23.745	26.976
Total non-current	1.556.069	1.562.097

The following shows the movement in the allowance for accounts receivable:

	As at March 31, 2013	As at December 31, 2012
Opening balance:	197.484	130.734
Additions (new allowances)	26.583	69.337
Recovery of allowances	(1.518)	(225)
Adjustment to existing allowances	1.174	(2.362)
Closing balance	223.723	197.484

(1)	Account receivable from the Ministry of Finance and Public Credit, arising from the calculation of the regular motor gasoline and diesel price differential pursuant to Resolution 180522 issued on March 29, 2010.

(2)	In November 2010, a subordinated borrowing contract No. CE2010-01 was subscribed between Ecopetrol S.A. and Refinería de Cartagena S.A. for maximum financing of US$1,000 million, of which up to May 2011 Ecopetrol had disbursed the sum of $1.109.626, equivalent to approximately to US$588 million. The representative market rate (RMR) in effect on the date of Resolution No. 3587 of 2010, issued by the Ministry of Finance and Public Credit, is used to determine the debt amounts arising from the above contract.

On August 18, 2011 an addendum to this contract was executed whereby the maximum amount to be disbursed was changed to US$600 million calculated at the market’s representative exchange rate on the date of the mentioned resolution.

Once all obligations in respect to the Senior Debt have been extinguished, the amortization of principal will be over three (3) years commencing as of the date of its total payment. Notwithstanding the above, the maximum term is twenty (20) years. Amortization of principal will be made in six (6) consecutive, equal, bi-annual payments.

Interest will be earned at a rate equal to FTD (quarterly in advance) in effect as of December 31st of the year immediately preceding the initiation of each of the installment payment periods. Interest will be converted in their equivalent bi-annual period in arrears.

(3)	By means of contracts Leg 058-80 of 1980 and 4008928 of 2006, the administration, management and control of loans granted to employees by the Company were transferred to Cavipetrol. In its capacity as administrator, Cavipetrol monitors, in its database and financial system, the details per employee of said loans and their respective conditions.

(Continued)

23 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Future collection of accounts receivable from Cavipetrol as at March 31, 2013 are estimated as follows:

Year	Value
2014	$43.511
2015	43.186
2016 and beyond	248.441
$335.138

There are no major restrictions for the recovery of accounts and notes receivable.

(6)	Inventories, net

The following is a breakdown of the inventories net:

	As at March 31, 2013	As at December 31, 2012
Finished products:
Crude oil	1.218.854	905.778
Fuels	667.600	586.844
Petrochemicals	36.545	29.414
Purchased products:
Fuels	19.263	13.607
Crude oil	179.754	256.324
Petrochemicals	11.312	4.749
Raw materials:
Crude oil	89.127	87.246
Products in process:
Fuels	446.107	493.542
Petrochemicals	3.956	2.610
Materials for the production of goods	7.828	11.588
Materials in transit	4.670	4.284
Total	2.685.016	2.395.986
Minus – Allowance for inventories	(6.839)	(2.586)
Total	2.678.178	2.393.400

The adjustment to the allowance for inventories is as follows:

	As at March 31, 2013	As at December 31, 2012
Opening balance	2.586	9.054
Allowance increase (decrease)	4.253	-
Recoveries	-	(6.468)
Closing balance	6.839	2.586

(Continued)

24 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(7)	Down payments, advances and deposits

The following is a breakdown of down payments, advances and deposits:

	As at March 31, 2013	As at December 31, 2012
Short term:
Official entities (1)	4.193.809	3.999.006
Partners in joint ventures (2)	378.960	220.748
Customs agents	758	1.511
Related parties (see note 15)	97.942	63.751
Agreements (3)	7.716	18.613
Advances to suppliers	4.357	2.702
Short-term total	4.683.542	4.306.331
Long term:
Down payments, advances and deposits	173.655	163.532
Total	4.857.197	4.469.863

(1)	Corresponds to transactions with the Dirección de Impuestos y Aduanas Nacionales (DIAN – National Tax and Customs Directorate), from advances on income tax for the 2012 taxation year of $3.064.425, self-withholdings and others in the amount of $1.129.384 (December 2012 - $934.581).

(2)	The following is the detail of prepayments, advances and deposits with associates in joint operations:

	As at March 31, 2013	As at December 31, 2012
Partners of contracts in which Ecopetrol is not the operator:
Meta Petroleum Ltd.	43.610	9.069
Occidental de Colombia Inc.	78.312	17.733
Emerald Energy PLC Suc Colombia	19.549	20.893
Mansarovar Energy Colombia Ltd.	4.523	-
Petrobras Colombia Limited	2.420	11.213
Other	21.589	11.484
Perenco Colombia Limited	36.427	2.372
Chevron Petroleum Company	9.336	7.065
Petrobras Internacional Braspetro B.V.	718	-
CEPSA Colombia S.A.	20.135	13.118
Contracts for which Ecopetrol is the operator:
Oleoducto Caño Limón	16.136	15.985
Other	3.890	2.400
Bloque CPO-9	9.816	25.189
Acuerdo Master TLU-1	17.323	11.514
Acuerdo operación TLU-3	14.502	13.477
Crudos Pesados Bloque CPE-2	10.095	15.655
La Cira	66.939	38.027
JOA Caño Sur	3.640	3.619
CRC 2004 – 01	-	1.935
Total	378.960	220.748

(3)	Represents the down payments to workers for the education plan.

(Continued)

25 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(8)	Prepaid expenses

The following provides details on prepaid expenses:

	As at March 31, 2013	As at December 31, 2012
Insurance (1)	54.611	70.326
Other (2)	1.728	164
Total	56.339	70.490

(1)	Insurance contracts are in effect up until May 2013, at a cost of $168.538 and amortization of $112.199 as at March 31, 2012.

(2)	Payments relating to the acquisition and maintenance of vehicles assigned to senior officials of Ecopetrol through leasing, managed by Cavipetrol, under Contract No. 5203585.

(9)	Deposits held in trust

The balance of deposits delivered in administration comprised:

	As at March 31, 2013	As at December 31, 2012
Abandonment fund	313.017	306.651
Pension fund	17.998	16.920
Other	94	94
Total	331.109	323.665

These balances correspond to trust funds for pensions and abandonment costs, created under Occidental de Colombia and received upon termination of the Asociación Cravo Norte – ACN contract, which came into effect in February 2011. The pension fund and the abandonment fund are administered by the Fiduciaria Bancolombia trust.

(10)	Net property, plant and equipment

The breakdown of net property, plant and equipment is as follows:

	As at March 31, 2013	As at December 31, 2012
Plant and equipment	15.376.225	15.086.251
Work in progress (1)	7.864.829	7.397.138
Pipelines, networks and lines	9.223.494	9.583.770
Buildings	4.085.307	3.979.249
Equipment on deposit and in transit	1.588.242	1.391.884
Computer equipment	359.297	352.223
Transportation equipment and other assets	421.804	411.919
Land	521.547	513.093
Total	39.440.745	38.715.527
Cumulative depreciation	(15.742.366)	(15.394.694)

Allowance for property, plant and equipment depreciation (2)	(385.344)	(385.356)
Total	23.313.035	22.935.477

(Continued)

26 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(1)	Includes (i) investments in direct-operation production projects, such as: development at Castilla, Chichimene, Apiay, secondary recovery at Yarigui and Cupiagua; operations linked to the development projects at Piedemonte, Rubiales, Abarco, Quifa, Caracara and expansion of LTO gas plant; for refining, the major projects are the modernization of the Barrancabermeja Refinery, and the Master Plan for Industrial Services and Consolidated Operating Control; in transportation, there is the expansion of the Chichimene-Castilla-Apiay transportation system, Cupiagua gas transportation and the Master Plan for Refinery Integration, the optimization of the Galan System, Increased Capacity Orito-Tumaco and diluents expansion; (ii) interest payable on the syndicated loan of $37.238 in bonds issued in dollars and pesos in the amount of $52.004 and $13.598, respectively, $26.994 of which went to investment projects.

(2)	The following details the activity in the allowance for property, plant and equipment depreciations:

	As at March 31, 2013	As at December 31, 2012
Opening balance	385.356	879.062
Additions relating to new allowances	-	310.071
Adjustments to existing allowances	(3)	(1.785)
Devaluation of assets prior to 2006	(9)	(680.128)
Recovery	-	(121.864)
Closing balance	385.344	385.356

Summary of property, plant and equipment as of March 31, 2013, including appreciation:

Type of asset	Adjusted cost	Accumulated depreciation	Appreciation	Allowances	Net plus appreciation
Plant and equipment	15.376.225	(10.018.258)	4.995.094	(64.773)	10.288.288
Pipelines, networks and lines	9.223.494	(3.750.063)	5.375.257	(50.698)	10.797.990
Work in progress	7.864.829	-	-	-	7.864.829
Buildings	4.085.307	(1.491.176)	2.317.395	(199.735)	4.711.791
Equipment on deposit and in transit	1.588.242	-	-	-	1.588.242
Computer equipment	359.297	(240.165)	33.030	(4.462)	147.700
Transportation equipment and other assets	421.804	(242.704)	106.958	(55.732)	230.326
Land	521.547	-	2.705.631	(9.944)	3.217.234
Total	39.440.745	(15.742.366)	15.533.365	(385.344)	38.846.400

Summary of property, plant and equipment as of December 31, 2012, including appreciation:

Type of asset	Adjusted cost	Accumulated depreciation	Appreciation	Allowances	Net plus appreciation
Plant and equipment	15.086.251	(9.800.229)	4.997.112	(64.900)	10.218.234
Pipelines, networks and lines	9.583.770	(3.678.944)	5.374.552	(50.533)	11.228.845
Work in progress	7.397.138	-	-	-	7.397.138
Buildings	3.979.249	(1.447.411)	2.216.476	(199.720)	4.548.594
Equipment on deposit and in transit	1.391.884	-	-	-	1.391.884
Computer equipment	352.223	(234.126)	33.070	(4.462)	146.705
Transportation equipment and other assets	411.919	(233.984)	107.321	(55.797)	229.459
Land	513.093	-	2.805.889	(9.944)	3.309.038
Total	38.715.527	(15.394.694)	15.534.420	(385.356)	38.469.897

(Continued)

27 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

There are no restrictions or pledges on assets, nor have they been offered as security. Property, plant and equipment withdrawals and sales as at March 31, 2013 have not generated any losses (net loss of $127 in 2012).

Technical appraisals of fixed assets take place every three years in accordance with the stipulations of the Regime of Public Accounting. At the end of 2012 the latest technical asset valuation study was updated. The update was prepared by firm T.F. Auditores & Asesores.

(11)	Natural and environmental resources, net

The following is a breakdown of natural and environmental resources, net:

	As at March 31, 2013	As at December 31, 2012
Amortizable oil investments (1)	26.661.743	26.295.849
Minus: accrued amortization of oil investments	14.438.037	13.745.560
	12.223.706	12.550.289
Plugging and abandonment, facility dismantling and environmental recovery costs (2)	3.999.267	3.999.267

Minus: accrued amortization for facility abandonment	2.119.604	2.030.643
	1.879.663	1.968.624
Reservoirs and appraisals (3)	701.590	701.590
Minus: accrued depletion	635.203	632.941
	66.387	68.649
Exploration underway (4)	1.214.849	1.107.245
Total	15.384.605	15.694.807

(1)	As at March 31, 2013, net capitalization of oil investments was approximately $538.368 (2012 - $3.821.276), mainly in the following fields: Rubiales, Apiay, Ballena, Quifa, Caño Limon, Casabe, Cupiagua, Chichimene, Gigante, Castilla, Castilla Norte, Suria and Arrayan.

(2)	Corresponds to abandonment costs of production areas, updated in December 2012.

(3)	The appraisal of reserves is represented by the reservoirs received through the reverting of concession contracts worth $520.218 and $181.372, administered by Gerencias Sur and Magdalena Medio, respectively.

(4)	The variance amounting to $107.604 is caused by: increase in execution of Caño Sur, Quifa, Oripaya, Rumbero, Akacias, Tisquirama and unconventional hydrocarbons.

(12)	Deferred charges

The following is a breakdown of deferred charges:

	As at March 31, 2013	As at December 31, 2012
Deferred income tax	1.507.035	1.507.035
Equity tax and surcharges	476.494	952.987
Other deferred charges, net (1)	893.718	866.999
	2.877.247	3.327.021

(Continued)

28 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(1)	Includes investments made in developing the business cooperation contract between Ecopetrol and Schlumberger, with the aim of obtaining incremental production at the Casabe field; these investments are amortized based on technical units of field production.

(13)	Other assets

The following is a breakdown of other assets:

	As at March 31, 2013	As at December 31, 2012
Goodwill, net (1)	2.771.882	2.841.618
Intangibles (net): brands, licences, patents, software	237.096	202.899
Goods acquired through capital lease	102.046	105.205
Other assets (4)	94.610	94.231
Trust funds (2)	67.318	71.025
National Royalties Fund (3)	70.027	67.815
Deposits held in trust	9.321	19.645
	3.352.300	3.402.438

(1)	As at March 31, 2013, goodwill was composed of:

Company	Acquisition date	Goodwill amount	Amortized amount	Pending amortization	Amortization period (years)
Propilco S.A.	07/04/2008	327.986	91.215	236.771	17.8
Andean Chemicals	07/04/2008	357.629	99.462	258.167	17.8
IPL Enterprises	17/03/2009	537.093	146.209	390.884	15
Offshore International	06/02/2009	747.856	200.006	547.850	14
Hocol Petroleum Limited	27/05/2009	748.947	169.244	579.703	16
Equión Energía Limited	24/01/2011	972.409	213.902	758.507	10
Total		3.691.920	920.038	2.771.882

As at December 31, 2012, goodwill was composed of:

Company	Acquisition date	Goodwill amount	Amortized amount	Pending amortization	Amortization period (years)
Propilco S.A.	07/04/2008	327.986	86.572	241.414	17.8
Andean Chemicals	07/04/2008	357.629	94.400	263.229	17.8
IPL Enterprises	17/03/2009	537.093	137.257	399.836	15
Offshore International	06/02/2009	748.986	186.175	562.811	14
Hocol Petroleum Limited	27/05/2009	748.948	157.334	591.614	16
Equión Energía Limited	24/01/2011	972.409	189.695	782.714	10
Total		3.693.051	851.433	2.841.618

(2)	Corresponds to: i) $56.374 for contributions and shares in the Fondo Nacional de Hidrocarburos (National Hydrocarbons Fund) created to support future hydrocarbon investment, exploration and production contracts in smaller fields, for projects administered by the Fondo de Capital Privado de Hidrocarburos de Colombia (Colombia Hydrocarbons Private Capital Fund); ii) $1.263 from the Procuraduría Fund, created to fund projects for the general benefit of municipalities near the direct operations at the Cicuco field: Cicuco, Mompox and Talaigua Nueva (the purpose of the trust is to draft funds in advance of the projects to be implemented by the municipalities, through contracts with Incoder and the Ministry of the Environment); and iii) $9,681 from the Colpet, Cóndor and Sagoc Fund to deal with potential contingencies in the liquidation of said former subsidiaries.

(Continued)

29 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(3)	Corresponds to FAEP (Oil Savings and Stabilization Fund) deposits in Ecopetrol’s favour to address the remainder of the National Royalties Fund. Its sole purpose is to pay debts and finance development programs and projects in hydrocarbon producing and non-producing municipalities. Ecopetrol makes disbursements as the Ministry of Finance issues the respective approvals.

(4)	Mainly includes: i) restricted funds in the amount of $53.591 ($50.039 in 2012), represented by judicial deposits to pay for labour, civil and tax litigation and ii) third party property improvements on assets received through concessions for the Colorados and Tumaco wells in the amount of $40.055 ($42.897 in 2012).

(14)	Financial obligations

The following is a breakdown of financial obligations:

	As at March 31, 2013	As at December 31, 2012
Current:
National bank loans (1)	444.041	444.041
BOMT contracts – Infrastructure (2)	7.376	9.478
Capital leasing contract – Real estate (3)	844	844
Total current	452.261	454.363
Non-current:
Foreign loans – Bonds (4)	2.748.300	2.652.345
National bank loans (1)	1.110.100	1.155.650
Public credit operations – Issued bonds and securities (5)	1.000.000	1.000.000
Interest on loans obtained	104.589	120.349
BOMT contracts – Infrastructure (2)	93.800	90.525
Capital lease contracts – Real estate (3)	2.387	2.387
Total non-current	5.059.176	5.021.256

(1)	Corresponds to the syndicated loan with 11 national banks at an initial amount of $2.220.200, earmarked for financing the Company’s investment programs. According to the terms of payment as at March 2013, the amount of $666.060 in capital has been amortized. Capital amortization for the year in 2013 is expected to be $444.041. The loan was obtained with the following conditions:

Term:	7 years, including a 2-year grace period
Payment of interest:	Commencing in November 2009
Rate:	FTD + 4% anticipated quarterly
Amortization:	Every six months

Guarantee: Ecopetrol granted a closed security over its direct or indirect shares in the following companies, with minimum coverage of 120% of the loan amount. The shares given as guarantee were replaced by amendment No. 1 signed between Ecopetrol and the banks on November 17, 2011. The value of the guarantee according to the intrinsic value of the company shares as at June 2012 and converted to pesos with the RMR in effect at March 31, 2013, is as follows:

Company	Value
Hocol Petroleum Limited	2.763.091
Offshore International Group	464.967
Polipropileno del Caribe S.A.	313.010
Total	3.541.068

(Continued)

30 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

The following is a breakdown of long-term payments:

2014	444.040
2015	444.040
2016	267.570
$1.155.650

Ecopetrol S.A. currently does not anticipate any situation that might represent non-compliance with its obligations in the immediate future.

(2)	Corresponds to the contract signed on September 19, 2008 between Ecopetrol and Union Temporal Gas Gibraltar (Montecz S.A., Conequipos ING Ltda., Gasmocan S.A. and Twister BV) for the purpose of financing, designing, purchasing equipment, supplies, construction, tests, operation and maintenance for a 15-year period of the surface facilities for the treatment of gas from the Gibraltar field owned by Ecopetrol S.A. in the amount of US$37 million.

(3)	Corresponds to a capital lease or lease-purchase agreement for real estate, with the following conditions as at March 31, 2013:

Type of goods:	4th and 5th floors of the COLGAS building, located at 8 - 43, 37th Street, Bogota
Contract duration:	60 months
Number of charges pending:	6
Value of charges pending:	$3.292(*)
Purchase option amount:	$476
Amortization:	Monthly

(*)	The amount of the pending bi-annual lease payments is estimated using an FTD (Fixed term deposit) rate of 5.29%, effective in the week from October 29th to November 4, 2012, last date on which, according to the leasing agreement, the lease payment value was adjusted.

(4)	On July 23, 2009, the Company issued unsecured and unsubordinated debt bonds (notes), with the right to register them with the SEC, maturing in 2019, for an amount of US$1,500 million. The registration took place on October 6, 2009. The notes were issued under Rule 144A/Regulation S with SEC registration rights.

The terms of the transaction were:

Coupon interest: 7.625%

Insurance premium (Make Whole): 50 basis points over U.S. Treasury securities. Interest payment dates are July 23 and January 23 of every year, starting on January 23, 2010. Maturity date: July 23, 2019.

The Company has fulfilled various covenants, including the due and timely payment of interest and capital; no creation of collateral guarantees by Ecopetrol and its subordinates, except for authorized collateral; and the offer to purchase the bonds in the event of repurchasing for change of control, in accordance with the definition thereof in the issuance documents.

(Continued)

31 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(5)	Through Resolution No. 3150 of October 20, 2010, Ecopetrol was authorized by the Ministry of Finance and Public Credit to issue, subscribe and place internal public debt bonds for an amount of up to one billion Colombian pesos, to finance Ecopetrol’s 2010 investment plan. Subsequently, through Resolution No. 2176 of November 11, 2010, the Company obtained the authorization of the Finance Superintendence of Colombia to register its internal public debt bonds with the National Register of Securities and Issuing Agencies, and to place them through public offering.

The terms of the issuance and placement of the internal public debt bonds are as follows:

Amount placed:	1 billion Colombian pesos
Issuance date:	December 1, 2010
Amortization:	At maturity
Series A:	Bonds denominated in pesos with a variable rate based on the CPI

Redemption term:	5 years	7 years	10 years	30 years
Rate:	CPI + 2.80%	CPI + 3.30%	CPI + 3.94%	CPI + 4.90%

Amount (millions)	$97,100	138,700	479,900	284,300

(15)	Accounts payable and related parties

The following is a breakdown of accounts payable and transactions with economic associates:

	As at March 31, 2013	As at December 31, 2012
Dividends payable (1)	11.968.625	3.919.102
Suppliers	3.888.694	3.856.184
Related parties (2)	215.689	757.081
Hydrocarbon purchases from the National Hydrocarbons Agency – ANH	316.239	245.394
Partner advances	717.306	795.990
Deposits received from third parties	445.744	415.541
Various creditors	281.556	291.320
Income withholdings	109.930	208.425
Reimbursement of exploratory costs	33.405	33.944
Total	17.977.188	10.522.981

(1)	This represents the dividends payable as decreed at the Shareholders’ General Meeting held on March 21, 2013, in the amount of $11.964.959, including dividends payable to shareholders who are in arrears in the payment of quotas generated by the purchasing of shares, whose economic and political rights have been suspended pursuant to section 397 of the Commercial Code, and whose rights will be reinstated once the payments are up to date.

(Continued)

32 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(2)	Balances and transactions with economic associates:

The most representative balances with economic associates as of March 31, 2013 and December 31, 2012, in which Ecopetrol has investments or direct interest, are included in debtors, suppliers and accounts payable as follows:

	Accounts receivable	Advances receivable	Accounts payable
Short term:
Refinería de Cartagena S. A.	1.292.813	-	39
Compounding and Masterbatching (COMAI)	17.536	-	-
Oleoducto de los Llanos Orientales - ODL	1.021	-	817
Hocol S.A.	2.303	12.569	13.780
Equion Energía Limited	1.136	62.920	4.120
Ocensa S. A.	6.171	-	141.096
Oleoducto de Colombia S. A.	903	22.453	40.612
Polipropilenos del Caribe S.A.	21.005	-	-
Oleoducto Bicentenario de Colombia	1.928	-	-
Cenit S.A.	51	-	3.221
Ecopetrol America Inc.	4	-	12.004
Black Gold Re Ltd.(*)	24	-	-
Total short term:	1.344.895	97.942	215.689

	Accounts receivable	Advances receivable	Accounts payable
Long term:
Refinería de Cartagena S. A. (long term)	1.109.626	-	-
Total long term:	1.109.626	-	-
Balance as of March 31, 2013	2.454.521	97.942	215.689

	Accounts receivable	Advances receivable	Accounts payable
Short term:
Refinería de Cartagena S. A.	745.524	-	77.835
Compounding and Masterbatching (COMAI)	8.690	-	-
Oleoducto de los Llanos Orientales - ODL	2.659	-	817
Hocol S.A.	19.835	16.901	27.637
Equion Energía Limited	49.989	33.448	5.220
Ocensa S. A.	5.279	-	605.474
Oleoducto de Colombia S. A.	16.381	13.402	20.264
Ecopetrol del Perú S.A.	137	-	-
Oleoducto Bicentenario de Colombia	4.842	-	-
Cenit S.A.	51	-	-
Ecopetrol America Inc.	42	-	19.834
Black Gold Re Ltd.(*)	1	-	-
Ecopetrol Oleo e Gas Do Brasil Ltda.	212	-	-
Total short term:	853.642	63.751	757.081

	Accounts receivable	Advances receivable	Accounts payable
Long term:
Refinería de Cartagena S. A. (long term)	1.109.626	-	-
Total long term:	1.109.626	-	-
Balance as of December 2012	1.963.268	63.751	757.081

(Continued)

33 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(*) Represent funds received in administration

The main transactions with related entities during the three-month period ended March 31, 2012 and year ended December 31, 2012 are as follows:

	Sales & services	Rent	Other
Income:
Refinería de Cartagena S.A.	1.380.900	-	16.039
Compounding and Masterbatching (COMAI)	50.286	-	-
Hocol S.A.	4.703	-	-
Oleoducto de los Llanos Orientales S.A.	4.499	-	1
Ocensa S.A.	8.345	134	6
Homcol Cayman Inc	102	-
Black Gold Re Limited	41	-	2
Oleoducto de Colombia S.A.	2.124	-	-
Equión Energía Limited	2.434	-	602
Santiago Oil Company	-	-	179
Bioenergy S.A.	84	-	-
Oleoducto Bicentenario de Colombia S.A.	4.190	-	4
Total for the three-month period ended March 31, 2013	1.457.708	134	16.833

	Sales & services	Rent	Other
Income:
Refinería de Cartagena S.A.	1.411.682	-	13.647
Compounding and Masterbatching (COMAI)	36.192	-	-
Hocol S.A.	3.689	-	578
Oleoducto de los Llanos Orientales S.A.	8.071	-	-
Ocensa S.A.	6.399	135	-
Oleoducto de Colombia S.A.	1.032	-	-
Equión Energía Limited	4.063	-	342
Bioenergy S.A.	64	-	-
Ecopetrol Capital AG	1.896	-	-
Oleoducto Bicentenario de Colombia S.A.	2.547	-	-
Total for the three-month period ended March 31, 2012	1.475.635	135	14.567

(Continued)

34 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

	Purchase of Products	Transportation Cost	Other
Expenses:
Refinería de Cartagena S. A.	192.102	-	53
Hocol Petroleum Ltd.	-	2.388	-
Equion Energía Limited	-	1.096	749
Ocensa S. A.	-	320.281	-
Oleoducto de los Llanos Orientales S.A.	-	116.123	-
Oleoducto de Colombia S. A.	-	40.858	-
Ecopetrol America Inc.	762	-	773
Total for the three-month period ended March 31, 2013	192.864	480.746	1.575

	Purchase of Products	Transportation Cost	Other
Expenses:
Refinería de Cartagena S. A.	98.273	-	184
Hocol Petroleum Ltd.	-	2.201	-
Equion Energía Limited	1.463	1.233	2.037
Ocensa S. A.	-	144.152	-
Oleoducto de los Llanos Orientales S.A.	-	88.018	-
Oleoducto de Colombia S. A.	-	18.255	-
Compounding and Masterbatching (COMAI)	-	-	3.200
Ecopetrol America Inc.	1.860	-	-
Total for the three-month period ended March 31, 2012	$101.596	253.859	5.421

There are no special price conditions or exceptions to market value with associate companies. However, there is a maximum fee set by the Ministry of Mines and Energy that Ocensa S.A. and Oleoducto de Colombia S.A. can charge for the use of their system. Their operation is based on collecting all operating and administration costs to determine the unit cost for transportation. The cost per barrel is transferred to each shareholder who uses the system based on the number of barrels transported.

No member of the Board of Directors, no legal representative or Administrator of the Company is the beneficiary owner of 10% or more of Ecopetrol’s shares outstanding.

(Continued)

35 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

In 2012, non-material purchase and/or sale transactions of Ecopetrol shares were made by the following administrators of the Company, which were duly authorized and disclosed to the market in a timely manner. As of March 31, 2013, operations of this type have not taken place.

Official	Operation	Decision to authorize

Chairman of Board of Directors	Reinvestment of value of dividends of his shares ($24.324.300) in purchase of new shares.	N° 153, April 23, 2012

Chairman of Board of Directors	Sale of 60,770 shares	N° 159, July 26, 2012
Alternates of the Chairman	Sale of 14,000 shares	N° 164, October 16, 2012
Member of Board of Directors	Purchase of 19,007 Shares	N° 167, November 16, 2012

(16)	Taxes, contributions and duties payable

The following is a breakdown of taxes, contributions and duties payable:

Current:	As at March 31, 2013	As at December 31, 2012
Income tax and complementary taxes (3)	6.779.094	6.560.992
National tax on Gasoline and fuel oil and gasoline surtax (1)	204.657	-
Global tax (2)	-	135.266
Sales tax payable	(36.849)	-
Equity tax	476.494	476.494
Industry and trade and other minor taxes (1)	17.514	4.689
Total short-term	7.440.910	7.177.441

Non-current:
Equity tax	476.494	476.494
	476.494	476.494
Total taxes	7.917.404	7.653.935

(1)	As a result of the implementation of Law 1607 of 2012, the global tax was eliminated and the National Tax on Gasoline and Fuel Oil was established.

(2)	These taxes are generated by the sale and/or withdrawal of regular and premium gasoline and diesel, and the application of the fees set by the Ministry of Mines and Energy. The funds collected are sent to the National Treasury Directorate of the Ministry of Finance and/or territorial entities.

(3)	For 2013, the amount includes the provision for income tax and income tax for equality “CREE”, the latter assessed at the rate of 9%.

Income tax

For 2013, Law 1607 of December 2012 reduces the income tax rate to 25% and creates the income tax for equality “CREE”, which for years 2013, 2014 and 2015 will have a rate of 9%. As of tax year 2016, the rate of this tax will be 8%.

(Continued)

36 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Save some special deductions, as well as the offset of losses and excesses of presumptive income and the deduction for donations, benefit not applicable to the CREE, the base for this tax will be the same taxable base as that for income tax. Excepted from the income tax for equality CREE are non-profit entities and companies that are classified as free trade zone users.

The income tax provision of March 2013 was calculated by applying to the accounting profit before taxes, the effective tax rate calculated for the month of March 2013 of 34%. This rate includes 25% for income tax and 9% for income tax for equality CREE.

The effect of temporary differences that imply the payment of a lower or higher income tax in the current year is accounted for as deferred tax asset or liability, as it may correspond, provided that there is a reasonable expectation that such differences will be reversed in the case of the deferred tax asset, or sufficient taxable income will be generated to recover the tax in respect to the deferred tax liability. The deferred tax is calculated at the rate of 34% or 33% as it may correspond.

The breakdown on income tax expenses is as follows:

	For the three month period ended March 31, 2013	For the three month period ended December 31, 2012
Current income tax (1)	1.800.806	2.071.143
Total	1.800.806	2.071.143

(1)	For 2013, it includes the income tax provision at a rate of 25% and the income tax for equality “CREE”, the latter assessed at the rate of 9%.

The deferred tax asset is calculated based on the value of accounting provisions non-deductible for tax purposes, which are deductible at the time of their utilization, and the value of asset inflation adjustments originated between 2004 and 2006. The deferred tax credit is the result of: a) differences in the policy for amortizing oil investments, which are amortized for accounting purposes using the technical units of production, but amortized for tax purposes using the straight-line method; b) differences in the valuation of fixed yield investments, which are valuated at market value for accounting purposes but valuated using the straight-line method for tax purposes; and c) the difference in the amortized value of goodwill accelerated for tax purposes starting in 2011.

Income tax returns can be reviewed by the tax authorities for up to two years following filing. To date, the tax return for 2012 is open for review.

There are currently differences with the National Customs and Tax Directorate – DIAN with regard to the calculation and payment of the first income tax installment for 2004. It is the DIAN’s view that the value of the surtax for said year should have been included in the basis for calculation. The result of this process will not affect the Company’s cash flow because the DIAN is compensated for the amounts in question directly from balances requested earlier for other reasons.

(Continued)

37 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

The balance of deferred income tax assets and liabilities is as follows:

	As at March 31, 2013	As at December 31, 2012
Deferred tax asset:
Opening balance	1.507.035	1.519.196
Movement for the year	-	(12.161)
Closing balance	1.507.035	1.507.035
Deferred tax liability:
Opening balance	1.657.613	1.706.394
Movement for the year	-	(48.781)
Closing balance	1.657.613	1.657.613

Transfer Pricing

As of 2004, income tax payers who had engaged in transactions with economic associates or related parties abroad, and/or with residents of countries considered to be tax havens, are under the obligation of determining, for income and additional tax purposes, their regular and extraordinary income, costs and deductions, and assets and liabilities, taking into account the denominated market prices and profit margins for these operations. Based on the opinion of the Company’s external consultants, no significant changes are expected for the 2013 tax year related to fulfilling the principle of full jurisdiction set out in section 260-1 of the Colombian Taxation Act, and there are no foreseen adjustments to the determination of income tax expenses for said year.

Equity tax

Pursuant to Law 1370 of 2009, the value of equity tax payable was to be registered just once, on January 1, 2011, to be paid in eight equal installments during 2011, 2012, 2013 and 2014, by deadlines established by the National Government.

Based on the above and in accordance with accounting management decrees, Ecopetrol recognized the value of equity tax payable and the corresponding charge to results for the proportional value corresponding to 2011 and 2012. The outstanding balance payable was registered as a deferred charge amortizable in subsequent years.

(17)	Labour and Pension Obligations

The following is a breakdown of labour and pension obligations:

	As at March 31, 2013	As at December 31, 2012
Short term:
Holidays	80.512	65.773
Bonuses, increases and allowances	83.205	86.638
Severance	15.086	44.669
Salaries and pensions payable	2.002	2.729
Interest on severance	422	5.007
Other	(44)	2.221
Total short term	181.183	207.037

(Continued)

38 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

	As at March 31, 2013	As at December 31, 2012
Long term:
Actuarial liability for health and education (1)	4.091.166	3.992.829
Retirement pensions, joint ventures	68.920	71.052
Total long term	4.160.086	4.063.881
Total	4.341.269	4.270.918

(1)	Actuarial calculations of health care and education were prepared applying the Mortality Tables updated in 2010 and using a technical interest rate of 4.8%. To estimate the value of future fringe benefits of these items an increase of 4.755% was used (2012 inflation), corresponding to the average inflation rate recorded by the DANE (National Administrative Department of Statistics) during the three years prior to the year of calculation, plus an additional percentage of 1.5%, taking into consideration the actual growth of the company. In order to estimate the update of the 2013 reserve, the CPI of the immediately preceding year was used (2.44%) plus the additional percentage (1.5%). As a result of the change in the accounting amortization principle that occurred in 2010, it is estimated that at the closing of 2013 there will be a portion pending amortization corresponding to 6%, which as of March 2013 is equivalent to $400.448.

The amortized actuarial liability for health care obligations is indicated below:

Concept	As at March 31, 2013	As at December 31, 2012
Actuarial calculation of health obligations	4.102.338	4.062.323
Minus – actuarial calculation pending amortization	400.448	454.973
Amortized actuarial liability	3.701.890	3.607.350

The difference in amortized actuarial liability is described below:

	As at March 31, 2013	As at December 31, 2012	Difference
Health:
Active personnel	412.415	401.883	10.532
Retirees	3.289.475	3.205.467	84.008
Education:
Active personnel	38.108	37.736	372
Retirees	351.168	347.743	3.425
Totals:	4.091.166	3.992.829	98.337

(Continued)

39 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(18)	Estimated liabilities and allowances

The following is a breakdown of estimated liabilities and allowances:

	As at March 31, 2013	As at December 31, 2012
Short term:
Allowance for legal proceedings (1) (see note 30)	771.402	770.922
Allowance for pension obligations (2)	500	500
Allowance for abandonment, facility dismantling and environmental recovery costs (3)	(10.872)	1.358
Other allowances – CP	60.960	269.518
Allowances for contingencies (4)	302.518	92.561
Total short term	1.124.508	1.134.859
Long term:
Allowance for abandonment, facility dismantling and environmental recovery costs (5)	3.802.841	3.802.841
Allowances for community members (6)	437.267	424.500
Total long term	4.240.108	4.227.341
Total	5.364.616	5.362.200

(1)	The following shows the movement in the allowance for legal proceedings as of March 31, 2013:

	Number of proceedings	Allowance amounts
December 31, 2012 opening balance	673	770.922
Additions, new allowances	36	621
Recovery from transfer of proceedings	-	(105)
Use	-	(36)
March 31, 2013 ending balance	709	771.402

The following shows the movement in the allowance for legal proceedings as of December 31, 2011:

	Number of proceedings	Allowance amounts
January 1, 2012 opening balance	812	682.158
Additions, new allowances	309	402.044
Recovery from transfer of proceedings	(446)	(307.789)
Use	(2)	(5.491)
December 31, 2012 ending balance	673	770.922

(Continued)

40 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(2)	Corresponds to the estimated pension amounts, pending payment, for people who joined Ecopetrol after January 29, 2003 (Law 797 of 2003) up until the first quarter of 2004, who are covered by the Régimen General de Pensiones (General Pension Scheme).

(3)	The decrease corresponds to $12.230 used, mainly in the following fields: La Cira, Casabe, Guajira, Tibu, Lisama, Teca-Cocoma, Tesoro, Llanito, Galán, Yarigui-Cantagallo, and Nutria.

The following shows the movement in the allowance for short term abandonment, facility dismantling and environmental recovery costs:

	As at March 31, 2013	As at December 31, 2012
Opening balance:	1.358	89.193
Update studies on well abandonment costs	-	(18.737)
Update, short-term	-	29.868
Use	(12.230)	(98.966)
Closing balance	(10.872)	1.358

(4)	This is represented by: (i) $26.971 for potential PDVSA claims for payment of work to clean up and decontaminate Lake Maracaibo in Venezuela, and $68.175 for situations with environmental implications, and (ii) $152 corresponding to the success-based fees for the representative in the litigation against Ecopetrol S.A. initiated by Industrias Crizasa; (iii) $207.220 for provisions created, in order to anticipate potential events of nature and others that may cause affectation to the transportation facilities and impact the regions where there is presence. As of January 2012 three large scale projects are created: Dosquebradas Project, Integrity Program and Contingency Program.

(5)	The following show the movement of the allowance for long term abandonment, facility dismantling and economic recovery costs:

	As at March 31, 2013	As at December 31, 2012
Opening balance	3.802.841	3.566.262
Additions, updates	-	266.447
Transfers, short term	-	(29.868)
Closing balance	3.802.841	3.802.841

(6)	It covers the cautionary measure ordered by the Council of State in writ of June 24, 1994 in the nullity action by the Ministry of Mines and Energy against the Joint-Owners of Santiago de las Atalayas and Pueblo Viejo de Cusiana, corresponding to the attachment and confiscation of the payments to be made for royalties by Ecopetrol, originating in the Royalty Agreements numbers 15, 15A, 16 and 16A, declared void officially by the Council of State in ruling of September 13, 1999, whereby it is ordered to cancel the mentioned cautionary measure and the delivery of the sums attached and confiscated to the Nation – Ministry of Mines. Ecopetrol has the condition as administrator. Of that amount, $90.752 corresponds to the value initially recognized by Ecopetrol, together with the appreciation of the fund where the funds are included and $346.515 to the interest generated. The ruling of December 12, 2012, notified by edict of January 21, 2013, the Council of State declared as without grounds the extraordinary petition appeals filed by the joint owners.

(Continued)

41 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(19)	Other long-term liabilities

The following is a breakdown of other long-term liabilities:

	As at March 31, 2013	As at December 31, 2012
Deferred income tax credit	1.657.613	1.657.613
Advances received from Ecogas for BOMT’s	382.884	369.517
Other liabilities	70.473	76.685
Total	2.110.970	2.103.815

(20)	Shareholder equity

Subscribed and paid Capital

Ecopetrol’s authorized capital is $15.000.000 divided into 60.000.000.000 ordinary nominative shares of $250 pesos nominal value each, of which 41.116.698.456 shares have been subscribed, representing 11.51% held by new shareholders and 88.49% held by state entity shareholders. The value of the reserve shares amounts to $4.720.825 composed of 18.883.301.544 shares.

Additional paid-in capital

Mainly corresponds to: (i) the surplus with respect to its nominal value derived from the sale of shares upon capitalization in 2007, in the amount of $4.700.883, (ii) $31.225, the value generated by the process of placing the shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the stipulations of Article 397 of the Commercial Code, and (iii) to the surplus over nominal value arising from the sale of shares awarded in the second round, which took place in September 2011, in the amount of $2.222.441.

A detail of the premium on placement of shares is the following:

	As at March 31, 2013	As at December 31, 2012
Premium on placement of shares	6.954.549	6.954.549
Premium on placement of shares receivable	(274)	(302)
Total	6.954.275	6.954.247

Summary of valuations and surplus from valuations

Property, plant and equipment (i):	As at March 31, 2013	As at December 31, 2012
Plant and equipment	4.995.094	4.997.112
Buildings	2.317.395	2.216.476
Land	2.705.631	2.805.889
Pipelines and lines	5.375.257	5.374.552
Transportation equipment and other assets	106.958	107.321
Communication and computer equipment	33.030	33.070
	15.533.365	15.534.420

(Continued)

42 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Variable yield investments:	As at March 31, 2013	As at December 31, 2012
Investments in mixed economy companies	729.161	647.119
Investment in public companies	460.780	496.125
	1.189.941	1.143.244
Total	16.723.306	16.677.664

(i)	As of March 31, 2013, appreciations of properties, plant and equipment, show a decreased of $1.055 by the adjustment of the appreciation in the removal of fixed assets.

Equity reserves

The legal reserve is made up of 10% of net income and can be used as compensation for losses or for distribution in the event of liquidation of the Company.

On March 21, 2012, the results for the 2012 year were put at the disposal of the General Assembly of Shareholders. It was determined not to increase the legal reserve, since currently it represents 50% of the subscribed capital.

Similarly, increases were made in the reserves for investment programs, in the amount of $2.628.878; $215.407 to comply with Regulatory Decree 2336 of 1995 (valuation at market prices), from which were also released the reserves accumulated as of December 31, 2012 for $1.829.362; for new explorations $2.595.113; appropriation of reserves not realized of the Business Group for $3.461.741 and $1.260.000 for performance of infill drilling campaign. Additionally, reserves were released for $605.135 to strengthen the integrity of the transportation infrastructure and $2.123.538 corresponding to unrealized profits of Business Group Companies.

A detail of reserves is as follows:

	As at March 31, 2013	As at December 31, 2012
Legal	5.139.587	5.139.587
Occasional reserves for investment programs	9.945.733	5.323.786
Regulatory Decree 2336 of 1995	215.406	1.829.362
Total	15.300.726	12.292.735

Incorporated institutional equity

Corresponds to the product of commercial activity linked mainly to the following partnership contracts: Nare, Matambo, Garcero, Corocora, Estero, Caracara, for the Sardinas 6, Remache Norte 3, Abejas 3, Jaguar T5 and T6 wells, Orocué, the Guarilaque 7 well; Campo Rico for the Candalay, Jordán 5, Remache Norte 2 and 5, Abejas 2 and Vigia wells, and the incorporation of the Cocomá materials warehouse.

Effect of applying the Public Accounting Regime (RCP)

Corresponds to the transfer of negative balances derived from devaluations of property, plant and equipment, as established by the Public Accounting Regime (RCP) from 2008.

This heading also shows the responsibilities pending for decision, arising from the proceedings on loss of materials, through enforcement of the process established in the above-mentioned standard.

(Continued)

43 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(21)	Memorandum accounts

The following is a breakdown of memorandum accounts:

	As at March 31, 2013	As at December 31, 2012
Debtor:
Exploitation rights – Decree 727 of 2007 (1)	68.268.822	65.885.263
Other contingent rights and debtor accounts (2)	25.336.315	25.276.301
Costs and expenses (deductible and non-deductible)	22.033.048	22.033.048
Autonomous pension trust (3)	12.130.547	11.866.064
Securities given in custody and guarantee	4.821.303	5.549.724
Implementation of investment projects	31.484	129.455
Legal proceedings	665.646	648.581
Total	133.287.165	131.388.436

	As at March 31, 2013	As at December 31, 2012
Creditor:
Legal proceedings	33.870.488	33.504.773
Goods received in custody (4)	28.475.646	27.328.905
Contractual guarantees (5)	14.477.254	14.327.340
Autonomous pension trust (7)	11.905.851	11.730.386
Non-tax liabilities	9.821.795	9.821.795
Other contingent obligations (6)	3.244.490	3.242.524
Potential obligations – pension liabilities (7)	710.625	809.596
Non-taxed income	5.821.444	5.821.444
Mandate agreements (8)	1.461.469	1.416.574
Administration funds – Decrees 1939 of 2001, and 2652 of 2002	973.565	973.565
Future BOMT payments	88.260	108.769
Total	110.850.887	109.085.671

(1)	Reserves evaluated as at December 31, 2012 based on the volumes in the audited reserves study and applying the average price set by SEC-approved regulations.

On March 7, 2007, Decree 727, which replaced Decree 2625 of 2000, was issued featuring the regulations for valuating reserves and accounting for the Nation’s hydrocarbon reserves in the Company’s unconsolidated financial statements. The decree also establishes that the value of the hydrocarbon exploration or production rights it owns must be recorded. This value is recorded under memorandum accounts, in accordance with the opinion provided by the National Accounts Office (CGN); however, the memorandum accounts are not part of the Company’s statement of financial position.

(2)	The balance corresponds mainly to: (i) the balance of tax memorandum accounts in the amount of $22.590.844, which reflect the differences between the values of both equity and income accounts, taken in the 2011 tax return, and the accounting balances. The differences are derived from concepts such as valuations, allowances that are not accepted for tax purposes, the difference in the amortization method for oil investments, which corresponds to the units of production method for accounting purposes, and to the straight-line method for tax purposes, and the effect of the adjustment for inflation, (ii) securities in custody in the amount of $2.253.560, and (iii) other contingent rights, mainly for recognition of the right linked to high prices for the Quifa contract in the amount of $325.945.

(Continued)

44 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(3)	Reflects the contingent right (debtor account) on resources put in the autonomous pension trust, to pay transferred pension liabilities, in order to control the existence of liquid resources in the stand-alone equity fund. The value transferred on March 31, 2013, which is $12.130.547 ($10.092.528 on the date of transfer, December 31, 2008), corresponds to pension liability for monthly pension payments, shares and pension bonds; the amounts tied to health and education are within Ecopetrol’s pension liability. The transferred resources, and their yield, cannot change destination or be returned to the Company until all pension obligations have been fulfilled.

The following provides a breakdown of the pension trust funds:

	As at March 31, 2013	As at December 31, 2012
Ecopensiones consortium 2011	3.181.362	2.855.165
Porvenir S.A.	2.668.382	2.609.500
Pensiones Ecopetrol consortium2011	2.198.567	2.151.960
Skandia-HSBC	1.924.350	2.142.634
Bogotá-Colpatria-Occidente consortium	2.157.886	2.106.805
Total	12.130.547	11.866.064

(4)	Made up mainly of the value of royalties corresponding to the balance of Ecopetrol reserves, in the amount of $28.207.756 (2012 - $27.222.901), calculated according to SEC-approved regulations. This heading also includes the inventories of products sold and materials, pending delivery to clients, in the amount of $35.640 (2012 - $37.203), as well as goods received in concession custody: Coveñas, $41.660; Pozos Colorados, $21.058; and Tumaco, $6.083 (2012 - $41.660; $21.058 and $6.053 respectively).

(5)	Mainly for contracts pending of execution, in pesos, dollars and Euros, updated to the representative market rate as at March 31, 2013 in the amount of $ 13.999.466 (2012 - $14.327.340); stand-by letters of credit, which guarantee contracts signed by Ecopetrol in the amount of $471.847 (2012 -$327.705); and documentary letters in the amount of $5.941 (2012 -$170).

(6)	Includes, mainly, the closed pledge on the shares that Ecopetrol S.A. holds directly or indirectly in Hocol Petroleum Limited, Offshore International Group and Polipropileno del Caribe S.A., with 120% coverage of the credit amount granted by the national bank. (see note 14(1)).

(7)	Made up of the value of the actuarial calculation of monthly pension payments, shares and bonds as at March 31, 2013, plus the percentage of amortization of the 2010 reserve that arose from the change in accounting principle for amortization. As at March 31, 2013, the amortizable reserve was 4%, equivalent to $710.625.

The balance of amortized actuarial liability is as follows:

Concept	As at March 31, 2013	As at December 31, 2012
Actuarial calculation of the obligation for monthly pension payments and pension bonds	12.616.476	12.539.982
Minus – Actuarial calculation pending amortization	(710.625)	(809.596)
Amortized actuarial liability	11.905.851	11.730.386

The balance of stand-alone pension funds as well as the value of the actuarial reserve and the amortized value of the pension liability for monthly payments are included in the memorandum accounts.

(Continued)

45 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

The actuarial calculation was carried out using a technical interest rate of 4%. The increase in salaries, pensions in cash and pensions in kind was calculated using the average inflation rate by the Departamento Administrativo Nacional de Estadística (DANE – National Administrative Department of Statistics), for the three years immediately preceding the calculation year.

As of December 31, 2012, the number of people covered in the actuarial calculation of pension was 13.210, in the actuarial calculation of health care and education 19.528, and in the pension bonds 13.907.

(8)	Includes the value of assets received in custody from Refinería de Cartagena S.A. in fulfillment of obligations acquired under the mandate contract signed between Ecopetrol and that company to operate the refinery, namely: product inventories in the amount of $420.664 (2012 - $429.108), materials inventory in the amount of $30.269 (2012 - $30,269), and property, plant and equipment in the amount of $944.431 (2012 - $957.197).

(22)	Sales

The following is a breakdown of sales revenues:

	For the three month period ended March 31, 2013	For the three month period ended March 31, 2012
National sales:
Mid – distillates	2.280.601	2.171.676
Gasoline	1.295.678	1.214.336
Services	385.650	368.719
Natural gas	251.051	239.877
Other products	313.064	325.764
L.P.G. and propane	87.280	152.830
Asphalts	79.634	100.396
Crude (1)	245.536	108.232
	4.938.494	4.681.830
Recognition of price differential (2)	175,605	283.673
	5.114.099	4.965.503
Foreign sales:
Crude (1)	8.617.947	9.343.605
Fuel oil	822.236	865.610
Natural gas (1)	136.122	166.782
Gasoline and turbo fuel	8.530	57.724
Propylene	50.286	36.192
Other products	8.679	9.887
Diesel	13.914	-
	9.657.714	10.479.800
Total revenue	14.771.813	15.445.303

(1)	Since 2010, crude oil and natural gas sales to Refinería de Cartagena and propylene sales to Comai have been recorded as foreign sales, given that they originate in a free zone. In 2013, $1.342.141 (March 31, 2012 - $1.296.227) in crude oil sales, $17.106 (March 31, 2012 $10.942) in natural gas sales, $50.286 (March 31, 2012 $40.440) in LPG and propylene sales were recorded.

(Continued)

46 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Corresponds to the application of Decree 4839 of December 2008, which defined the procedure for price differentials (value generated by the difference between parity price and regulated price, which can be positive or negative).

(23)	Cost of sales

The following is a breakdown of the cost of sales:

	For the three month period ended March 31, 2013	For the three month period ended March 31, 2012
Variable costs:
Hydrocarbon purchases – ANH (1)	2.103.833	2.226.999
Imported products (2)	1.935.257	1.854.002
Purchase of crude in association contracts and concession	937.645	1.158.159
Amortization and depletion	806.166	728.286
Hydrocarbon transportation services	730.967	512.507
Purchases of other products and gas	278.320	172.692
Processing materials	60.911	58.909
Electric power	49.461	44.708
Volume adjustments and other allocations	11.491	(241)
Initial inventory minus final inventory	(290.746)	(319.656)
	6.623.305	6.436.365
Fixed costs:
Services contracted in associations	491.593	378.894
Depreciation	357.473	301.230
Maintenance	294.026	220.495
Labour costs	279.913	234.862
Contracted services	218.660	233.234
Taxes and contributions	95.155	43.003
Operating materials and supplies	62.939	54.161
Non-capitalized project costs	47.482	28.124
Amortization of deferred charges, intangibles and insurance	19.644	18.130
General costs	12.640	11.009
Amortization of the actuarial calculation for health and education	9.368	7.272
	1.888.893	1.530.414
	8.512.198	7.966.779

(1)	Corresponds to Ecopetrol’s crude oil and gas purchases from the ANH derived from national production, both by the Company in direct operations and third parties.

(2)	Corresponds mainly to very low sulphur diesel, gasoline to improve the quality of local products and diluting agents to help transport heavy crude.

(Continued)

47 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(24)	Operating expenses

The following is a breakdown of the operating expenses:

	For the three month period ended March 31, 2013	For the three month period ended March 31, 2012
Administration:
Amortizations (1)	73.385	72.518
Labour expenses	57.193	46.312
General expenses	17.801	22.513
Depreciations	3.607	5.522
Commissions, Fees and services	2.520	3.318
Amortization of the actuarial calculation for health and education	613	506
Rentals and leases	114	346
Taxes	86	54
Maintenance	-	3
	155.319	151.092
Marketing and projects:
General expenses (2)	154.306	80.469
Exploration expenses (3)	69.068	128.414
Labour expenses	67.385	47.216
Project expenses (4)	61.746	39.727
Taxes	32.187	40.174
Customs operation	29.044	12.299
Audit installment	13.283	17.196
Loss of fuel	12.096	18.028
Operation allowances (5)	11.069	84.441
Transportation via gas pipelines	5.118	32.165
Commissions, fees and services	4.321	2.440
Maintenance	3.991	4.637
Previous periods (6)	(27.273)	1.547
	436.341	508.753
	591.660	659.845

(1)	During 2013, the amount of $68.606 (March 31, 2012 $68.677) corresponded to goodwill amortization relating to Propilco, Ocensa, Hocol, Offshore and Equión that was amortized.

(2)	Corresponds mainly to the agreements with the National police and military forces $108.264 and general insurance $5.

(3)	Exploration expenses for the three month period ended March 31, 2013 were for unsuccessful explorations in the amount of $37.489 (March 31, 2012 $50.218), the most significant of which were: dry wells $14.330 (Embrujo $5.720, Nunda $4.592, Pecari $2.722), dry well estimates $23.159 (Tarabita-1 $12.362, Tingua-1 $4.827, Trasgo-2 $2.215, CSE8 $2.727), seismic studies for $17.847 (March 31, 2012 $62.772), viability studies and entries not subject to capitalization $13.710.

(4)	Project expenses related to the construction of the pumping station San Fernando-Monterrey $47.376, new Refining schemes $6.751 and potential evaluation of bituminous sand and heavy crude oil $5.544.

(Continued)

48 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(5)	The detail of operating allowances is the following:

	For the three month period ended March 31, 2013	For the three month period ended March 31, 2012
Receivables portfolio	26.583	11.288
Inventories - products and materials	4.253	-
Court processes	2.832	33.921
Other allowance	20	13.125
Transfer of pension liabilities	-	106.451
Property, plant and equipment	-	17.255
	33.688	182.040

The detail of the recovery of operating allowances is the following

	For the three month period ended March 31, 2013	For the three month period ended March 31, 2012
Labour	20.829	-
Receivables portfolio	1.518	-
Other recoveries	167	3.443
Court processes	105	88.527
Inventory of products and materials	-	5.629
	22.619	97.599
Net	11.069	84.441

(6)	Revocation of claims in defense of fundamental rights filed by workers and retirees $26.583, corresponding to benefits paid by the Company. The revocation advises “Ecopetrol S.A. that it can initiate the legal actions in order to recover the amounts that it had paid by virtue of the rulings that are now being revoked.”

(25)	Financial income (expenses), net

The following is the detail of financial income (expenses), net as of March 31st:

	For the three month period ended March 31, 2013	For the three month period ended March 31, 2012
Income:
Foreign exchange gain (1)	637.158	1.071.748
Dividends in cash	66.576	32.542
Investment portfolio valuation income	57.624	43.108
Yields and interest	57.499	109.061
Hedging transactions (2)	157	2.877
	819.014	1.259.336

(Continued)

49 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

	For the three month period ended March 31, 2013	For the three month period ended March 31, 2012
Expenses:
Foreign exchange loss (1)	588.542	1.432.887
Interest	85.740	55.609
Hedging transactions (2)	1.418	967
Other minor expenses	918	569
Administration and issuance of securities	-	49
	676.618	1.490.081
Net expense	142.396	(230.745)

(1)	The accumulated profit for exchange differences as of March 2013 was $48.616 (March 31, 2012 $361.139), mainly by the effect of the peso devaluation. The accumulated variation of the rate as of March 2013 was of 3.62%. As of March 3012 there was a loss of $361.139 resulting from the accumulated devaluation of -7.8%.

(2)	The results of hedging transactions for the three month period ended March 31, 2013 and 2012 correspond to those derived from the exchange rate.

(26)	Pension expenses

The following is a breakdown of pension expenses for the three month period ended March 31, 2013:

	For the three month period ended March 31, 2013	For the three month period ended March 31, 2012
Amortization of actuarial calculation and pensions (1)	87.433	88.061
Health care services	53.835	45.244
Education services	22.575	22.348
	163.843	155.653

(1)	In December 2012, the actuarial calculation study was updated. The actuarial calculations of health care and education were prepared applying the mortality tables updated in 2010 and using the technical interest rate of 4.8%. In order to estimate the value of the future benefits of these items an increase of 4.755% was used, corresponding to the inflation of 2012 plus an additional percentage of 1.5%, taking into consideration the actual growth of the company.

(27)	Inflation gain

Corresponds to the net amortization as of March 2012 for a value of $5.367; in 2013 it does not exist since the amortization of the deferred monetary indexation ended in December 2012.

(Continued)

50 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(28)	Other expenses, net

The following is a breakdown of other net expenses for the three month period ended March 31, 2013:

	For the three month period ended March 31, 2013	For the three month period ended March 31, 2012
Other income:
Deferred BOMT income	31.465	31.201
Profit in sale of materials & PPE	7.871	585
Recovery of services to associates (1)	3.889	3.703
Recovery of collection expenses	3.646	26.137
Other minor incomes	1.400	151
Compensation received	1.060	2.898
Income from services	962	1.185
	50.293	65.860

Other expenses:
Taxes (1)	522.672	499.036
Gas pipeline availability under BOMT contracts	24.640	26.452
Other minor expenses	6.680	7.790
	553.992	533.278
	(503.699)	(467.418)

(1)	Includes equity tax expense in the amount of $476.494 (2012 - $476.494).

(Continued)

51 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Results from companies, net

As of March the application of the equity method in subsidiaries or significant influence companies showed the following results:

	March 2013	March 2012
Cenit - Transporte y logística de hidrocarburos (1)	126.045	-
Hocol Petroleum Company	95.695	188.103
Ecopetrol Pipeline International Limited (2)	90.283	-
Equion Energia Limited	27.512	111.897
Ecopetrol Capital AG	8.146	8.061
Invercolsa	5.587	1.465
Black Gold Re Limited	1.693	6.598
Ecodiesel Colombia S.A.	1.462	-
Offshore International Group	-	17.895
ODL Finance S.A.	-	16.538
ECP Transportation Investments	-	3.272
Ecopetrol Transportation Company	-	1.883
Serviport	-	1.206
Ecopetrol America Inc.	-	(46)
Oleoducto de Colombia S.A.	-	(969)
Ecopetrol del Perú S.A.	-	(1.558)
Oleoducto Bicentenario de Colombia S.A.	-	(1.591)
Ocensa S.A.	-	(1.747)
Ecopetrol Oleo e Gas Do Brasil Ltda.	-	(2.841)
Polipropileno del Caribe S.A.	(3.633)	1.820
Refinería de Cartagena	(57.821)	57.271
Andean Chemicals Ltd.	(67.436)	60.034
Ecopetrol Global Energy (3)	(73.855)	(23.327)
Net Result	$153.678	443.964

(1)	The investment in the company CENIT includes the participations of the companies Ocensa S.A, Oleoducto de Colombia S.A., ODL Finance S.A, Oleoducto Bicentenario de Colombia S.A. and Serviport.

(2)	ECP Transportation Investments and Ecopetrol Transportation Company were merged into Ecopetrol Pipeline International Limited.

(3)	The investment in Ecopetrol Global Energy includes the participations of the companies América Inc, Ecopetrol Oleo e Gas Do Brasil Ltda and Ecopetrol del Perú S.A.

(Continued)

52 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

(29)	Contingencies

The following is a summary of the most significant legal proceedings with claims above $10,000 million pesos, for which allowances have been recognized, in accordance with the evaluations of the Company’s internal and external agents, as at March 31, 2013 and December 31, 2012:

Proceeding	Suit	Allowance amount March 2013	Allowance amount December 2012

Garcero partnership contract	Class action suit against Ecopetrol S.A., the Nation, the Ministry of Mines and others, on the extension of the Garcero partnership contract.	155.184	155.184

Municipalities of Aguazul and Tauramena	Class action suit. Contributions to the solidarity and electric-power-generation income redistribution fund, pursuant to Law 142 of 1994.	220.044	220.044

Municipality of Arauca	Class action suit. Contributions to the solidarity and electric-power-generation income redistribution fund, pursuant to Law 142 of 1994.	283.010	283.010

Salary impact suit – saving stimulus	Apply the salary impact to the amounts paid under the saving stimulus heading and consequently reassess social benefit payments (legal and extralegal) and monthly pension payments, from the date at which Ecopetrol S.A. began recognizing it.	18.689	18.689

As at March 31, 2013, the balance of the allowance for legal proceedings was $771.402 (December 31, 2012 - $770.922).

(30)	Commitments

Gas supply contracts

In addition to existing contracts, the Company has entered into new gas sale or supply contracts with third parties, such as, Gas Natural S.A. E.S.P., Empresas Públicas de Medellín E.S.P y Petrobras. At March 2013, Ecopetrol had sold an average of 518.59 GBTUD in the amount of $384.689 (2012 - $1.519.631) million Colombian pesos (including exports).

(Continued)

53 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Ship or Pay contracts

Ecopetrol S.A. and ODL Finance S.A. have signed the following Ship or Pay contracts: i) an agreement that supports the five-year debt obligation (Financial Tariff) with Grupo Aval. All payments are collected in a trust, from which the debt amortization payments are made. This contract was replaced by a new one, subscribed in May 2010, for a seven-year term, to reflect the new terms agreed with Grupo Aval, and ii) the second contract backs a securitization process (autonomous trust securities) for a seven-year term. The securities are administrated from their date of issuance by a trust structured for that purpose, to whom the rights for invoicing, collecting and paying the securities holders have been assigned.

Under the first Ship or Pay contract, ODL Finance S.A. is committed to transport 75.000 barrels of crude a day during the two-year grace period for the facility, and 90.000 barrels of crude oil per day during the subsequent five years. Under the second contract, ODL Finance S.A. is committed to transport 19,500 barrels of crude during the first phase of the construction period (which began operations in September 2009) and 39.000 barrels of crude a day from the beginning of the second phase, which took place in the first quarter of 2010.

Bicentenario ship or pay contract for crude oil transportation

In order to finance the construction Stages 0 and 1 of the Bicentenario oil pipeline, crude oil transportation contacts were signed that create the obligation on each shareholder or affiliate to ship crude oil under its ownership: (i) from the Araguaney station to Coveñas, (ii) under the ‘ship or pay’ modality, and (iii) up to the capacity of the shareholder, determined by his share in Bicentenario, which will depend on the contracted capacity of all Bicentenario’s shareholders and/or affiliates, and which shall not be less than 110.000 BPCD.

In exchange for the shipping service, the shareholder or its affiliate must pay a fixed monthly fee, even if no barrels at all are shipped, from one of the following dates, whichever happens first: (i) The date at which the oil pipeline begins operation or (ii) 12 months from the date of the first disbursement of the syndicated loan, namely July 5, 2013. The right to receive the fee under the ship or pay modality was assigned to an autonomous trust created for the purpose of administrating and making payments.

The contracts will initially be in effect from the date of the first payment of the fee, or the date of the beginning of service, whichever takes place first, and will end on either (a) 12 years after the beginning of the period, or (b) the day on which all of the obligations under the contract have been discharged, whichever happens later. Once the above period has been completed, the contract will be in effect for an additional period of 20 years.

Contributions to Cenit (Subsidiary)

At its meeting on August 13, 2012, the Company’s Board of Directors drafted and unanimously approved the Issuance and Placement Regulation, through which it decided to offer to Ecopetrol S.A. the subscription of 45.582.982 common shares in Cenit’s capital, for a total value of COP$2.279.149, of which at the closing of March 2013 COP$8.575 have been contributed in cash, COP$3.221 is pending payment and COP$2.267.353 were paid by Ecopetrol by the contribution of shares of transportation companies that appear in the following table:

(Continued)

54 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

	OBC	Ocensa	ODC	ODL	Serviport
Direct participation of Ecopetrol S.A.	54.8%	35.3%	43.8%	65%	49%
Value of the operation (Million COP)*	$392.837	$1.197.702	$213.247	$456.227	$7.339

* Figures from Ecopetrol’s unconsolidated financial statements with the cut-off date of July 31, 2012.

This value is composed of the following amounts: COP$455.830, corresponding to the nominal value of the shares and COP$1.823.319, corresponding to the paid-in capital.

Subsequent events

Quifa Field

On March 13, 2013, the Arbitration Tribunal of the Chamber of Commerce of Bogota ruled in favour of Ecopetrol in a litigation for a high price clause in the production contract of the Quifa Field, in the basin of the South Plains in Colombia.

The clause was activated when the accumulated production of the field exceeded 5 million barrels, and the price of the oil barrel exceeded US$40, in which case Pacific Rubiales had to deliver to Ecopetrol an additional percentage of the field’s production. However, Pacific Rubiales argued that such percentage had to be over 60% of the production which is the participation this company hold, while Ecopetrol requested that it should be on 100%.

The tribunal ruled that the payment of that higher value must be on 100% of the field’s production.

The participation of the Canadian company in the production, before royalties, in the Quifa Block is of 60% and Ecopetrol has the remaining 40%.

Pacific Rubiales filed an appeal for annulment of the ruling before the Council of State. As of this date Ecopetrol S.A. does not know the grounds of that appeal.

Contributions to CENIT

On April 1, 2013, Ecopetrol S.A. made a contribution of the assets related to the oil and gas transportation and logistics activity to its affiliate Cenit-Transporte and Logistica de Hidrocarburos S.A.S. (Cenit). The assets contributed to Cenit have a value of $13.6 billion Colombian pesos. Cenit is a corporation the shares of which are 100% owned by Ecopetrol

(Continued)

55 ECOPETROL S.A. Notes to the Unconsolidated Financial Statements (unaudited)

Finding of hydrocarbons in the department of Meta

The presence of hydrocarbons in the exploratory well Venus-2 was proven; this well is located in the municipality of San Martin in the department of Meta. The Venus-2 well forms part of the Exploration and Production Contract CPO-11, entered into in December 2008 between Ecopetrol and the National Hydrocarbons Agency. Ecopetrol holds 100% of the participation interest in this block. The results of the initial tests performed with an artificial lift system, showed as result a crude oil production of 17° API, with an average flow of 630 barrels per day and a 39% water cut.

Ecopetrol continues strengthening its presence in deep waters of the USA Gulf Coast (Gulf of Mexico)

The U.S. affiliate, Ecopetrol America Inc., presented the most competitive proposals for 6 blocks in the “Central Planning Area Lease Sale /227” round which took place in New Orleans (U.S.A.). Ecopetrol America Inc. presented proposals in 2 blocks together with Murphy Exploration and Production, with Anadarko US Offshore Corporation, MCX Gulf of Mexico LLC and JX Nippon Oil Exploration (U.S.A.) Limited in two blocks and in two blocks will be the holder of 100% of the rights.

The formal awarding of the blocks will be carried out by the BOEM in the upcoming months after reviewing the offers and evidencing that the companies meet the conditions required for the round. The economic offers made by Ecopetrol America and its partners in the 6 blocks amount to approximately USD15.5 million with a participation by the company of approximately USD6,2 million.

These blocks will permit to carry out the exploration of oil and gas in deep waters in excess of 221 meters during a period from 5 to 7 years. The new blocks are added to the 47 obtained in the previous “Lease Sale” rounds in the Gulf Coast of the U.S.A. (Gulf of Mexico). With these 6 blocks Ecopetrol America Inc. would increase its participation to 136 blocks in this prospective oil basin.